Exhibit 10.9

EXECUTION VERSION

QUOTA PURCHASE AND SALE AGREEMENT

Between

PROTISA DO BRASIL LTDA.

as PURCHASER

- and -

ARACRUZ CELULOSE S.A.

as SELLER

dated as of October 7, 2009

i

ii

Schedules

Schedule 1.1 – Business Assets

Schedule 1.2 – ARG Balance Sheet

Schedule 1.3 – Fixtures and Equipment

Schedule 1.4 – Guaíba Proforma Balance Sheet

Schedule 1.5 – Mucuri’s Real Estate Properties

Schedule 1.6 – Permitted Liens

Schedule 1.7 – Standalone Basis

Schedule 1.8 – Transferred Intellectual Property

Schedule 3.2 – Closing Working Capital

Schedule 3.3.1 – Harvesting Program

Schedule 3.3.2 – Transportation Cost

Schedule 3.3.3 – Base Florestal Produtiva

Schedule 3.3.4 – GFP Contract

Schedule 3.4 – Demuth and Confab Adjustments

Schedule 7.4 – Consents and Approvals

Schedule 7.5 – Litigation

Schedule 7.7(a)(b) – Permits

Schedule 7.7.1 – Port Licenses for (i) São José do Norte and (ii) Rio Pardo terminals

Schedule 7.9(a)(b) – Non Real Estate Properties Title

Schedule 7.10.1 – Owned Real Estate Property

Schedule 7.10.2(a) – Leased Real Estate Properties

Schedule 7.10.2(b) – Possessed Real Estate Properties

Schedule 7.10.4(a) – Commited Real Estate Agreements

Schedule 7.10.4(b) – Commited Real Estate Obligations or Restrictions

iii

Schedule 7.10.5. – Restrictions to Occupation of the Real Estate Properties

Schedule 7.10.7(a) – Real Estate Property located in Border Zone Area

Schedule 7.10.7(b) – Other Real Estate Property Localization Characteristics

Schedule 7.10.10(a) – Authorization/Preference to transfer Real Estate Properties

Schedule 7.10.11 Legal Reserve Areas

Schedule 7.10.12 – Rights of Way, Use Restrictions or Zoning Ordinances

Schedule 7.10.15 – Seafront Property

Schedule 7.10.16 – SELLER and ARG Co-ownership Real Estate Properties

Schedule 7.13 – Guaíba’s Employees

Schedule 7.13.2 – Collective Bargaining Agreement

Schedule 7.13.3 – Labor Litigation

Schedule 7.14 – Benefit Plans

Schedule 7.16 – Financial Statements of the Business

Schedule 7.17 – Insurance Policies

Schedule 7.18.1 – Compliance with Environmental Law

Schedule 7.18.2 –Environmental Permit

Schedule 7.18.5 –Environmental Notices from Government

Schedule 7.18.6 –Environmental Litigation

Schedule 7.22(a) – Material (R$ 1MM) Contracts and Commitments

Schedule 7.22(b) – Assumed Contracts’s Required Consents

Schedule 10.7(a) – Contingent Assets

Schedule 14.7(a) – Genetic Clones

Schedule 14.7(b) – Genetic materials registered or in the process of registration

Schedule 14.7.1 – Genetic field tests established and currently in course

Schedule 14.9 – Pending Georeferenciamento

QUOTA PURCHASE AND SALE AGREEMENT

This quota purchase and sale agreement (the “Agreement”) is entered into by and between the parties below (individually referred to herein as “Party” and, jointly, as “Parties”):

1.	PROTISA DO BRASIL LTDA., with head offices in Guarulhos, State of São Paulo, at Rua Joaquina de Jesus, 546, Parque Santo Agostinho, enrolled with the General Taxpayers’ Registry (CNPJ/MF) under No. 02.221.387/0001-31 (“PURCHASER”);

2.	EMPRESAS CMPC S.A., duly incorporated and existing under the laws of Chile, with head offices at Agustinas 1343, Santiago, Chile, (“CMPC”); and

3.	ARACRUZ CELULOSE S.A., with head offices in Aracruz, State of Espírito Santo, at Rodovia Aracruz - Barra do Riacho, s/n° - km 25, enrolled with the General Taxpayers’ Registry (CNPJ/MF) under No. 42.157.511/0001-61 (“SELLER”)

And as intervening consenting Parties:

4. ARACRUZ RIOGRANDENSE LTDA., with head offices in Guaíba, State of Rio Grande do Sul, at Estrada Costa Gama, 1001, Bairro Industrial, enrolled with the General Taxpayers’ Registry (CNPJ/MF) under No. 03.145.127/0001-97 (“ARG”); and

5. MUCURI AGROFLORESTAL, with head offices at in Aracruz, State of Espírito Santo, at Rodovia Aracruz - Barra do Riacho, s/n° - km 25, enrolled with the General Taxpayers’ Registry (CNPJ/MF) under No. 28.163.251/0001-06 (“MUCURI”);

W I T N E S S E T H:

WHEREAS, SELLER currently operates, directly and through ARG, an industrial (pulp, paper and wood veneer) and forestry business in the State of Rio Grande do Sul, Brazil, including without limitation the assets listed in Schedule 1.1 (the “Business”);

WHEREAS, PURCHASER wishes to acquire from SELLER and SELLER wishes to sell to PURCHASER the Business as an ongoing concern and on a Standalone Basis (as defined hereafter) (the “Transaction”);

WHEREAS, on the date hereof, part of the Business is owned directly by SELLER and part is owned by ARG;

WHEREAS, the Parties wish to structure the Transaction as a quota purchase deal and for that end, SELLER undertakes to carry out a corporate reorganization prior to the Closing (as defined hereafter), in order to convey the Business, except for the portion owned by ARG, into two new- Brazilian companies to be incorporated and owned by SELLER (“NEWCO1” and “NEWCO2”) free and clear of any Liens (except for the Permitted Liens) (as defined hereafter);

WHEREAS, SELLER is, or will be at Closing, directly or indirectly, the owner of 100% of the quotas of NEWCO1, NEWCO2 and ARG (all three companies henceforth collectively referred to as “Target Companies”);

WHEREAS, in order to implement the Transaction, PURCHASER wishes to purchase and SELLER wishes to sell all issued and outstanding quotas of NEWCO1 (“Newco1’s Quotas”), all issued and outstanding quotas of ARG (“ARG’s Quotas”), and all issued and outstanding quotas of NEWCO2 (“Newco2´s Quotas”);

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein, the Parties hereto agree as follows:

1.	DEFINITIONS

The following terms, as used herein, have the following meanings:

“Accounts Receivable” means the accounts receivable of the Business in accordance with Brazilian GAAP.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person.

“Agreed Working Capital” means the amount of working capital of the Business to be existent at Closing. The Parties agree that the Agreed Working Capital will be US$89.4 million for the Business (on a consolidated basis).

“Agreement” means this quota purchase and sale agreement and schedules attached hereto.

“Agreements with Local Government” means the following agreements entered into by SELLER in the context of the Guaiba II Project: (i) Parceria com o Município de Guaíba C2008/553 dated Aug. 12, 2008, as amended, (ii) Protocolo de Intenções com o Estado do Rio Grande do Sul dated June 29, 2006, as amended, and (iii) Protocolo de Intenções com os Municípios Barra do Ribeiro e Rio Pardo dated June 29, 2006, as amended.

“Assumed Contracts” has the meaning set forth in Section 7.22.

“Assumed Liabilities” means only (i) the current liabilities of the Business at Closing, (ii) the obligations due as from Closing under the Agreements with Local Government, and (iii) the obligations due as from Closing under the Assumed Contracts.

“ARG” means Aracruz Riograndense Ltda.

“ARG Balance Sheet” means ARG’s balance sheet as of May 31, 2009 attached hereto as Schedule 1.2.

“ARG Employees” has the meaning set forth in Section 7.13 (a).

“Best Knowledge” means, with respect to a matter, the actual knowledge of such matter or the knowledge of such matter that would have been obtained by the relevant Party or any of its Representatives after due inquiry as would cause a reasonably prudent person to make due inquiry in respect of such matter and such reasonably prudent person would, after such due inquiry, gain such knowledge about such matter.

“Books and Records” has the meaning set forth in Section 7.16.

“Border Zone Properties” means any real estate properties located within 150 km of area parallel to the division line of the national territory, subject to Law No. 6,634/79 and Decree No. 85,064/80, as amended.

“Brazilian GAAP” means the generally accepted accounting principles in Brazil.

“Business” has the meaning set forth in the Preamble.

“Business Day” means any day other than a Saturday, Sunday or a day on which banks in São Paulo or Santiago are authorized or obligated by applicable Law or executive order to close or are otherwise generally closed.

“CADE” means Conselho Administrativo de Defesa Econômica, the Brazilian antitrust authority.

“Claim” has the meaning set forth in Section 10.5.

“Closing” has the meaning set forth in Section 4.1.

“Closing Balance Sheets” has the meaning set forth in Section 3.2.1.

“Closing Date” has the meaning set forth in Section 4.1.

“Closing Working Capital” has the meaning set forth in Section 3.2.

“Committed Real Estate” means all real estate properties subject to the commitment for purchase and sale agreements and deeds for purchase and sale not taken to registration and the real estate properties to which SELLER and/or ARG have acquired inheritage rights, in the State of Rio Grande do Sul listed in Schedule 7.10.4.

“Confidential Information” has the meaning set forth in Section 14.2.

“Contracts with Demuth and Confab” means contract n° C2008/428 dated June 27, 2008 between SELLER and Demuth Máquinas Industriais Ltda. and contract n° C2008/439 dated June 27, 2008 between SELLER and Confab Industrial S.A.

“Control” means, in respect of any Person, the possession, directly or indirectly, of the power to permanently direct or cause the direction of the management and policies of such Person, whether through the ownership of voting stock or by voting agreement, contract or otherwise, and the terms “Controlled” and “Controlling” will be construed accordingly.

“Corporate Reorganization” has the meaning set forth in Section 5.1.

“Demuth and Confab Contracts Price Adjustment” has the meaning set forth in Section 3.4.

“Dispute” has the meaning set forth in Section 18.1.

“Dispute Notice” has the meaning set forth in Section 18.2.

“Dollars” or “US$” means United States Dollars.

“Environmental Law” means all Laws, Permits, remediation standard or guideline or agency requirement relating to (i) the protection, investigation or restoration of the environment, human health or safety, sanitation or natural resources, (ii) the handling, use, presence, generation, treatment, storage, transportation, emission, disposal, discharge, release or threatened release of any Hazardous Substance or (iii) noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance.

“Environmental Permit” has the meaning set forth in Section 7.18.2.

“Excluded Contracts” means all contracts, related to the Guaíba II Project, except for the Agreements with Local Government.

“Excluded Liabilities” means all Liabilities except for the Assumed Liabilities.

“Fixtures and Equipment” means all fixtures and equipments related to the Business substantially in the form of Schedule 1.3 hereto.

“Forestry Price Adjustments” means the adjustments to the Purchase Price set forth in Section 3.3.

“Governmental Authority” means any government, governmental entity, regulatory authority, department, commission, board, agency or instrumentality, any recognized stock exchange and any court, arbitrator, tribunal, whether foreign or domestic with jurisdiction over the Parties or any portion of the Business.

“Guaíba Employees” has the meaning set forth in Section 7.13.

“Guaíba Pro Forma Balance Sheet” means the pro forma balance sheet of the Business (except for the portion owned by ARG), as of May 31, 2009, attached hereto as Schedule 1.4.

“Guaíba II Project” means the expansion project that was being carried out by SELLER in the State of Rio Grande do Sul.

“Hazardous Substance” means (i) any pollutants, contaminants, or hazardous or toxic substances, materials, wastes, residual materials, constituents or chemicals that are regulated by, or form the basis for liability under any Environmental Law, including but not limited to any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyl, radioactive material or radon; and (ii) any substance that is listed, classified or regulated pursuant to any Environmental Law or which is subject to regulatory action by any Governmental Authority in connection with any Environmental Law.

“Indemnified Parties” means PURCHASER’s Indemnified Parties and/or SELLER’s Indemnified Parties, and their respective successors, as the case may be.

“Indemnifying Party” means PURCHASER’s Indemnifying Parties and/or SELLER’s Indemnifying Parties, and their respective successors, as the case may be.

“Inventory” means all inventories, including all finished goods, work-in-process, raw and packaging materials, in-transit goods, consigned goods, fuel, spare parts and supplies related to the Business.

“Law” means any federal, state and municipal law, ordinance, regulation, rule, code, order, requirement or rule of law, decree, judicial or regulatory order, judgment or injunction.

“Leased Real Estate” means all the real estate properties currently owned by third parties and occupied by SELLER and ARG located in the State of Rio Grande do Sul, under the rural lease (arrendamentos) or partnership agreements (parcerias) listed in Schedule 7.10.2(A).

“Liabilities” mean any and all debts, liabilities, claims, costs, expenses, damages, losses, commitments and obligations of any kind or nature (including but not limited to Tax, labor, civil and environmental), whether fixed, actual, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, known or unknown, determined, determinable or otherwise, whenever or however arising out of any Litigation, contract, tort based on negligence or strict liability, act or omission, fact, event or circumstance, whether or not disclosed in this Agreement or in the applicable financial statements or notes thereto.

“Lien” means any burden, mortgage, lien, antichresis, emphyteusis, usufruct, pledge, charge, security interest, encumbrance, easements, rights of way, title defect, objections, rights of first refusal, preemptive rights, options, conditions or other restriction of any kind, including contractual, legal, fidejussory, in rem, judicial or extra-judicial obligations, or any other right in favor of or claim by, any third party of whatsoever nature.

“Litigation” means any and all litigations, actions, suits, claims, investigations, arbitrations, judicial or administrative proceedings, condemnations, disputes, or any infraction notices, summonses, court notifications, expert investigations or inspections or other proceedings, in any forum, judicial or administrative.

“Losses” has the meaning set forth in Section 10.1.

“Newco1” has the meaning set forth in the Preamble.

“Newco1´s Quotas” has the meaning set forth in the Preamble.

“Newco2” has the meaning set forth in the Preamble.

“Newco2 Lands” means all Border Zone Properties included in the Real Estate Properties;

“Newco2´s Quotas” has the meaning set forth in the Preamble.

“Material Adverse Change” means any actual event, change or occurrence in connection with any Person, asset or Liability, which, individually or in the aggregate with other events, changes or other occurrences, is materially adverse to the Business, considered as such if it causes a Loss in an amount exceeding US$100 million, except for a global or Brazilian financial and pulp market related occurrence or any Law that prohibits, materially affects or prevents this Transaction.

“Mucuri’s Properties” - means the Real Estate Properties owned by MUCURI and listed in Schedule 1.5.

Purchase and Sale Commitment Agreement”Ordinary Course” means the conduct of the Business consistent with the normal day-to-day customs, practices and procedures of SELLER and ARG, including as to timing and amounts, as historically conducted.

“Owned Real Estate” means the real estate properties registered with the appropriate Real Estate Registry Office in the name of SELLER and/or Mucuri and/or ARG, located in the State of Rio Grande do Sul, including without limitation such properties listed in Schedule 7.10.1.

“Party(ies)” has the meaning set forth in the Preamble.

“Pedras Brancas Properties” means the total area of 4,847 hectares currently owned by Indústria de Papel Pedras Brancas Ltda. in the State of Rio Grande do Sul, and used by SELLER for the Business.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Permits” has the meaning set forth in Section 7.7.

“Premature” has the meaning set forth in Section 3.3.2(iii).

“Permitted Liens” means the Liens listed in Schedule 1.5 hereto.

“Possessed Real Estate” means the real estate properties currently possessed by SELLER, and/or Mucuri and/or ARG (excluded the Owned Real Estate and Leased Real Estate) located in the State of Rio Grande do Sul, including without limitation such properties listed in Schedule 7.10.2(b).

“Program” has the meaning set forth in Section 3.3.1.

“PTAX 800” means the PTAX 800 option 5 exchange rate, as published by the Central Bank of Brazil.

“Purchase and Sale Commitment Agreement” (Compromisso de Compra e Venda) shall have the meaning set forth in Section 4.2(d).

“Purchase Price Adjustments” means any adjustment to the Purchase Price set forth in this Agreement, including without limitation the Working Capital Price Adjustment, the Forestry Price Adjustments, the Demuth and Confab Contracts Price Adjustments and Georeferenciamento Holdback and Border Zone Holdback.

“PURCHASER” has the meaning set forth in the Preamble.

“PURCHASER’s Indemnified Parties” has the meaning set forth in Section 10.1.

“Purchase Price” has the meaning set forth in Section 3.1.

“Quotas” has the meaning set forth in Section 2.1.

“Real Estate Property” means all the Owned Real Estate, Possessed Real Estate, Committed Real Estate, Leased Real Estate, the Mucuri’s Properties and Pedras Brancas Properties, including all buildings, equipment and property attached thereto, improvements and fixtures located thereon and all easements and other rights relating thereto, related to the Business.

“Reais” or “R$” means Brazilian Reais.

“Representative” means any officer, director, employee, accountant, counsel, consultant, advisor, agent, shareholder or Affiliate.

“SELLER” has the meaning set forth in the Preamble.

“SELLER’s Indemnified Parties” has the meaning set forth in Section 9.2.

“Standalone Basis” shall mean the operation of the Business as a separate company without interruption following the Closing Date, under the standards of SELLER (except for the hiring of new employees), including with the Permits and other requirements established in Schedule 1.7 hereto.

“Target Companies” has the meaning set forth in the Preamble.

“Taxes” means without limitation all federal, state and municipal taxes, charges, contributions and social charges, fees, levies or other assessments imposed by any taxing authority on, including, without limitation, income, gross receipts, sales, use, goods and services, capital transfer, profits, license, withholding, payroll, employment, employer health, FGTS, INSS, social contributions, social security, excise, severance, occupation, property, or other taxes, customs duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts, including any amounts payable as a result of the application of monetary correction or any other factor imposed by any taxing authority.

“Third Independent Accountants” has the meaning set forth in Section 3.2.5.

“Transaction” has the meaning set forth in the Preamble.

“Transferred Employees’ Records” means the Guaiba Employees and ARG Employees with their respective enrollment numbers, hiring dates, compensation (including without limitation, salary, benefits in kind and bonus) and current positions.

“Transferred Intellectual Property” means the trademarks, patents, domain names and software listed in Schedule 1.8 hereto.

“Transition Committee” has the meaning set forth in Section 5.3.

“Transition Services Agreement” has the meaning set forth in Section 14.8.

“VCP” has the meaning set forth in Section 9.1(g).

“Working Capital Price Adjustment” has the meaning set forth in Section 3.2.3.

2.	PURCHASE AND SALE OF THE BUSINESS

2.1. Subject to the terms and conditions herein, on the Closing Date, SELLER shall sell to PURCHASER and PURCHASER shall purchase from SELLER the Business as an ongoing concern and on a Standalone Basis, free and clear of any Liens (except for the Permitted Liens), by means of (i) the acquisition of all of the NEWCO1’s Quotas and all of the ARG’s Quotas (collectively hereinafter referred to as “Quotas”), free and clear of any Liens, and (ii) the execution of the Purchase and Sale Commitment Agreement in relation to NEWCO2’s Quotas, for the Purchase Price set forth in Section 3.1 below.

3.	PURCHASE PRICE; PAYMENT; ADJUSTMENT

3.1. The purchase price for the Business to be paid by PURCHASER to the SELLER shall be the aggregate amount of US$1,430,000,000 (one billion, four hundred and thirty million Dollars), subject to the Purchase Price Adjustments below, payable pursuant to Section 3.1.1 (“Purchase Price”), allocated as follows: (i) US$1,270,000,000, corresponding to the purchase price for NEWCO1’s Quotas, (ii) US$59,000,000, corresponding to the purchase price for ARG’s Quotas, and (iii) US$101,000,000, corresponding to the advance payment of the purchase price of the NEWCO2’s Quotas under the Purchase and Sale Commitment Agreement. The Purchase Price shall be paid in cash, by wire transfer of immediately available funds, in Reais converted as per the PTAX-800 rate of the day immediately prior to the corresponding payment date, to an account designated in writing by SELLER not less than 3 (three) Business Days prior to the Closing Date.

3.1.1 The Purchase Price shall be paid as follows: (i) US$1,000,000,000 (one billion Dollars) at the Closing Date, and (ii) the balance of the Purchase Price (adjusted by the Purchase Price Adjustments plus interest at an annual rate of 7.5% as from the Closing Date until the actual payment date) and subject to the Border Zone Holdback and the Georeferenciamento Holdback, not later than 45 (forty five) calendar days as from the Closing Date.

3.2. Working Capital Price Adjustment. The Parties agree that the Purchase Price was set based, among other factors, on the fact that at Closing the Business presents a working capital equivalent to the Agreed Working Capital. Should there be, on the Closing Date, a difference between the Closing Working Capital (as defined hereafter) and the Agreed Working Capital, the Purchase Price shall be adjusted accordingly. The price adjustment value will be determined by comparing the value of Closing Working Capital ascertained based on the Closing Balance Sheets (as defined hereafter) with the Agreed Working Capital. For purposes hereof, “Closing Working Capital” means the difference between (i) the total current assets of the Business as of the Closing Date and (ii) the total current liabilities of the Business as of the Closing Date, the components of which are set forth in Schedule 3.2 and each determined in accordance with Section 3.2.1.

3.2.1 In order to determine any Working Capital Price Adjustment, PURCHASER shall prepare a balance sheet of NEWCO1, NEWCO2 and ARG dated as of the Closing Date (“Closing Balance Sheets”). The Closing Balance Sheets shall be prepared according to Brazilian GAAP under the corporate law method, on a basis consistent with that which has been used by SELLER in preparation of the Guaíba Pro Forma Balance Sheet and ARG Balance Sheet, except for the rules set forth in Section 3.2.1.2 hereunder. The Closing Balance Sheets shall be reviewed by PriceWaterhouseCoopers of Rio Grande do Sul to be hired by the PURCHASER. PURCHASER shall deliver a copy of the Closing Balance Sheets to the SELLER no later than 30 calendar days following the Closing Date.

3.2.1.1 The Parties hereby agree that within 48 hours from the Closing Date, PURCHASER and PURCHASER’s independent accounting firm shall perform physical counting of the Inventories and SELLER will be authorized to be present at that exercise.

3.2.1.2 The Parties hereby agree that the following rules must be observed for purposes of evaluating the Inventories (regardless that they deviate from Brazilian GAAP):

(i)	pulp finished products must be valued at US$500/ton at mill site or US$512/ton at Rio Grande Port; and

(ii)	paper finished products must be valued at US$900/ton at mill site.

3.2.2 Within 10 (ten) calendar days following receipt of the Closing Balance Sheets, SELLER shall inform PURCHASER whether SELLER agrees or not with the Closing Balance Sheets based on the SELLER’s independent accounting firm opinion. In the absence of such communication it shall be deemed for all legal purposes that SELLER agrees with the Closing Balance Sheets.

3.2.3 If SELLER agrees with the Closing Balance Sheets, PURCHASER and SELLER shall settle any difference found. If the Closing Working Capital in the Closing Balance Sheets exceeds the Agreed Working Capital, PURCHASER shall pay or cause to be paid an additional amount to SELLER equal to such excess. If the Closing Working Capital in the Closing Balance Sheets is lower than the Agreed Working Capital, SELLER shall restitute or cause to be restituted an amount to PURCHASER equal to such difference. In each case, the amount of such difference shall be referred to as the “Working Capital Price Adjustment”.

3.2.4 The Working Capital Price Adjustment shall be paid within 10 (ten) calendar days following SELLER’s notice to PURCHASER stating its agreement with the Closing Balance Sheets or upon such 10 (ten) calendar days if no objection is received by PURCHASER. Payment will be made in Reais in Brazil in immediately available funds, pursuant to reasonable payment instructions to be furnished by one Party to the other not less than 3 days prior to the date on which the Working Capital Price Adjustment is due. Any payment made in respect of the Working Capital Price Adjustment shall be deemed to be adjustments to the Purchase Price for all tax purposes, and each Party shall bear with any and all tax consequences arising out of such adjustment.

3.2.5 If SELLER does not agree with the Closing Balance Sheets, PURCHASER, PURCHASER’s independent accounting firm, SELLER and SELLER’s independent accounting firm shall try to come to an amicable agreement for the matter in 7 (seven) Business Days following SELLER’s notice to PURCHASER stating its disagreement with the Closing Balance Sheets. If they do not reach an acceptable agreement within such timeframe, then the matter shall be referred to an independent accounting firm selected by SELLER from a list of 3 firms indicated by PURCHASER (“Third Independent Accountants”) which will resolve the differences – and only the differences – between PURCHASER’s accounting and SELLER’s accounting, and issue a report reflecting the Third Independent Accountants’ calculation of Closing Working Capital within 3 weeks of the date the Third Independent Accountants were engaged. Each party agrees to execute, if requested by the Third Independent Accountants, an engagement letter containing reasonable terms. The cost of such review and report prepared by the Third Independent Accountants will be borne by PURCHASER and SELLER in the proportion of the difference between the amount claimed by the relevant Party as the applicable Closing Working Capital and the actual Closing Working Capital calculated by the Third Independent Accountants. The Third Independent Accountants’ calculation of the Closing Working Capital shall be final and binding on the Parties hereto, even if provided by the Third Independent Accountants later than within the term mentioned above (3 weeks from engagement). Immediately upon release of the Third Independent Accountants’ report, Sections 3.2.3 and 3.2.4 above shall apply for purposes of calculation and payment of any Working Capital Price Adjustment.

3.3 Forestry Price Adjustments

3.3.1 Surface Harvested in addition to the Program. Within 20 (twenty) days as from the Closing Date, PURCHASER shall measure the harvested area of the Real Estate Properties and compare it with the available area informed by SELLER as of May 31, 2009 included herein as Schedule 3.3.1 (the “Program”). If PURCHASER verifies that more areas than those indicated in the Program have been harvested between June 1st, 2009 and the Closing Date, the Purchase Price shall be reduced by the amount of all hectares harvested in excess of the Program at a fix price of US$8.000 /ha.

3.3.1.1 In addition, if PURCHASER verifies in the assessment process set forth in Section 3.3.1 above that there are planted areas severely damaged due to fires, wind, plagues or other losses, except for the area mentioned in Section 3.3.3.1 below, the Purchase Price shall be reduced by the amount of the total damaged hectares at a fix value of US$8.000 /ha, provided that if a Material Adverse Change is characterized, Section 9.1 of this Agreement shall apply.

3.3.2 Harvested Area Distance Adjustment. Upon signing of this Agreement, SELLER shall not harvest (i) any standing forest not included in the Program, that is located closer to the Guaíba mill than the weighted average distance indicated in the Program, nor (ii) any standing forest younger than 7 years old (“Premature”). In order to compensate the Premature forest included in the Program to be harvested, SELLER shall harvest other forest.

3.3.2.1 Within 20 days as from the Closing Date, PURCHASER shall take aerial photographs of the Real Estate Properties in order to verify the harvested areas, and if PURCHASER verifies that the average harvesting distance in the period comprised between June 1st, 2009 and Closing is lower than the corresponding distance of the Program, the Purchase Price shall be reduced by the difference between the actual transport cost of the volume of timber harvested closer to the mill and the transport cost considering the average distance to the mill as indicated in the Schedule 3.3.2.

3.3.2.2 If in the assessment mentioned in Section 3.3.2.1 above PURCHASER verifies that Premature forest has been harvested between June 1st, 2009 and Closing, the Purchase Price shall be reduced by the difference between the actual transport cost as stated in Schedule 3.3.2 of the volume of Premature forest harvested and the transport cost considering the average distance of 80 km to the mill.

3.3.3 Surface to be Planted Adjustment. The Parties agree that the Purchase Price was set based, among other factors, on the fact that at Closing the Business includes all land available for plantation as indicated in the Base Florestal Produtiva attached hereto as Schedule 3.3.3. Within 20 days as from the Closing Date, PURCHASER shall assess the available land and if PURCHASER verifies that any portion of land has not been transferred to Newco1 or Newco2, the Purchase Price shall be reduced by the amount of land that has not been transferred at a fixed value of US$7.000 per net plantable hectare, with due regard to Section 3.3.3.1 below. If PURCHASER verifies that an additional portion of land has been transferred to Newco1 or Newco2, such number of additional hectares shall be used to compensate the 417 missing hectares mentioned in Section 3.3.3.1 below. If the additional portion of land transferred to NEWCO1 and NEWCO2 represents more than 417 hectares, PURCHASER shall pay to SELLER for the exceeding number of hectares at a fixed value of US$7.000 per net plantable hectare.

3.3.3.1 The Parties hereby acknowledge that in the period between May 2009 and August 2009 SELLER performed the following actions (i) sold to third parties wood from 517 hectares; (ii) 1,150 hectares have been affected by either fire or frost; and (iii) sold 417 hectares of land to third parties. Regarding these specific events, the Purchase Price shall be reduced considering the following prices (a) for the events in (i and ii) planted trees one year old US$ 2,000 (two thousand Dollars) per hectare, increasing US$ 1,000 (one thousand Dollars) for each year of age up to a maximum to US$ 8,000 (eight thousand Dollars) per hectare; and (b) for the event in (iii) at full price paid by the third party buying the land.

3.3.4 Global Forest Partners Contract Adjustment. PURCHASER shall assume the GFP Contract (attached hereto as Schedule 3.3.4), starting on the Closing Date, provided that (i) all accrued payments under the GFP Contract before the Closing Date, including but not limited to the payments due for the year 2009, have been fully paid by SELLER and/or ARG with no further Liabilities to PURCHASER and Target Companies; (ii) SELLER and/or ARG have the right over all timber that has been paid by SELLER and/or ARG to GFP, but that has not been harvested prior to Closing and this right over the timber shall be transferred to NEWCO1 together with the GFP Contract at Closing, and (iii) NEWCO1’s sole payment obligation under the GFP Contract as from Closing shall be to pay for the volume of timber available at the prices set forth in the GFP Contract, i.e., if at any time the volume of timber is lower than the volume necessary to match with the minimum annual payments set forth in the GFP Contract, NEWCO1 shall not have the obligation to pay the amount of the annual payment that exceeds the amount of timber.

3.4 Demuth and Confab Contracts Price Adjustments

The Parties agree that the Purchase Price was set based, among other factors, on the fact that at Closing the Business includes the physical assets listed in Schedule 3.4.1 hereto (which indicates the corresponding value of each asset), related to the Contracts with Demuth and Confab, but not the Liabilities. The Parties agree, however, that SELLER may decide not to transfer some or all of these assets to NEWCO1, in which case the Purchase Price shall be automatically reduced by the corresponding value of the assets not transferred (“Demuth and Confab Contracts Price Adjustments”).

4.	CLOSING

4.1. Subject to the terms and conditions set forth herein, the purchase and sale of the Business, by means of the purchase and sale of the Quotas, the execution of the Purchase and Sale Commitment Agreement and the delivery of any documents or performance of any act required or convenient for that purposes (the “Closing”) shall take place at the offices of Demarest e Almeida Advogados, in São Paulo, at Av. Pedroso de Moraes, 1201, on December 15, 2009. However, if on December 15, 2009 one or more of the conditions set forth in Sections 9.1 and 9.2 below is not fulfilled nor waived, then the Closing shall take place on the date which is 5 (five) Business Days following the date in which all such conditions have been fulfilled or waived, provided that if all such conditions have not been fulfilled or waived on or before June 30, 2010, this Agreement shall be deemed terminated and Section 12 shall apply, provided that either Party shall have the right to extend such deadline until a date which is on or prior to December 31, 2010. The day on which the Closing occurs shall be for purposes of this Agreement the “Closing Date”.

4.2. At the Closing:

(a)	PURCHASER shall pay to SELLER US$1,000,000,000 (one billion dollars) of the Purchase Price;

(b)	SELLER and PURCHASER shall execute amendments to the Articles of Association of ARG and NEWCO1, whereby (i) SELLER will assign and transfer all of the Quotas to PURCHASER; (ii) PURCHASER will appoint new officers in replacement to those previously appointed by SELLER, who shall have delivered their resignation letters including a full release of any Liabilities; and (iii) PURCHASER will approve new charters in replacement of those in force until then;

(c)	SELLER shall provide PURCHASER with the applicable certificates required for the filing of the amendments to the Articles of Association of ARG and NEWCO1 as mentioned in 4.2(b) above with the competent Board of Trade;

(d)	SELLER and PURCHASER shall execute an irrevocable Purchase and Sale Commitment Agreement (the “Purchase and Sale Commitment Agreement”), whereby PURCHASER shall have all rights and irrevocable powers, at any time, to either acquire or designate a third party to acquire, for the price already paid according to Section 3.1(iii) all Newco2´s Quotas and SELLER shall sell all Newco2´s Quotas to PURCHASER or its designee; and

(e)	PURCHASER and NEWCO2 shall execute a Forestry Management Agreement and a Wood Supply Agreement, in the form satisfactory to PURCHASER, provided that these agreements shall not result in any cost and/or tax effects to SELLER and/or NEWCO2, which is not adequately compensated by PURCHASER. Both contracts will be priced exclusively on a direct cost basis and shall be effective until the NEWCO2 Quotas are transferred to PURCHASER or PURCHASER’s assignee as set forth in Section 14.10;

5.	ACTIONS BETWEEN SIGNING AND CLOSING

5.1. Corporate reorganization. Before the Closing Date, SELLER shall: (i) transfer to Newco2 all Newco2 Lands, free and clear of any and all Liens (except for Permitted Liens), and (ii) transfer, convey, assign and deliver to NEWCO1 the Business (except for the portion of the Business owned by ARG, the Newco2 Lands, the Excluded Contracts and the Excluded Liabilities), free and clear of any Liens (except for Permitted Liens), together with the corresponding tax books, invoices, state enrollments, licenses, authorizations, registrations and permits, as well as all right, title, and interest in and to the tangible and intangible properties and interests of SELLER held for use, used or employed in the operation of the Business or otherwise to the extent necessary to conduct the Business immediately following the Closing in the Ordinary Course and on a Standalone Basis, including the following, as applicable (“Corporate Reorganization”):

(a) Fixtures and Equipment;

(b) Real Estate Property;

(c) Permits and Environmental Permits;

(d) Assumed Contracts (other than the Excluded Contracts) and Agreements with Local Government;

(e) Agreed Working Capital;

(f) Books and Records;

(g) Transferred Employees’ Records;

(h) Transferred Intellectual Property;

(i) all goodwill and other intangible assets to the extent related to the Business, including paper and ash customers and supplier lists and genetics, propagation and silviculture information, including all the data, statistics analysis and silviculture technology related to the Business, including clones developed and or used in or for the Business and silviculture information currently in use, including all the data, statistics analysis and silviculture technology related to the Business.

(l) all rights resulting from prepaid expenses, deposits and claims for refund and credit and the like, in each case, to the extent relating to the Business;

(m) all rights under and benefits from non-compete, non-solicit or non-hire agreements SELLER may have with current or former employees engaged in the Business; and

(n) all other assets, rights, properties, operations and business of SELLER and any of its Affiliates dedicated to the Business, of every kind, nature, character or description, tangible and intangible, real, personal and mixed wherever located, other than the Excluded Contracts, which are required to operate the Business in the Ordinary Course, as an ongoing concern and on a Standalone Basis.

5.1.1 SELLER shall take all acts necessary to ensure that the Excluded Contracts and the Excluded Liabilities are not conveyed to NEWCO1 or NEWCO 2. All costs, Taxes and expenses to transfer the assets of Business to NEWCO1 or NEWCO 2 shall be borne exclusively by SELLER.

5.2 Between the date of signature of this Agreement and the Closing, SELLER:

(a)	agrees to inform the PURCHASER on a bi-weekly basis of the status of the Corporate Reorganization and shall provide the PURCHASER with copies of the documents of the Corporate Reorganization after their registration with the applicable Board of Commerce, Real Estate Registries and any other applicable registry, as the PURCHASER may reasonably request;

(b)	shall conduct the Business in the Ordinary Course as it is presently and has been historically conducted, and shall not take any action that leads to and adopt all actions within the Ordinary Course of Business in order to prevent:

(i)	physical damage, destruction, loss or abandonment of any portion of the Business;

(ii)	acquisition, sale, assignment, transfer, lease, sublease, license or other disposal of any portion of the Business other than in the Ordinary Course of Business;

(iii)	creation of any Liens on all or any portion of the Business;

(iv)	an amendment, modification, alteration, failure to renew or termination of any material contract in connection with the Business other than in the Ordinary Course of Business; or

(v)	the lack of timely renewal, cancellation or alteration of any of the Permits or Environmental Permits and of any license of any type.

(c)	shall give the PURCHASER’s Representatives full access to the facilities of the Business, who shall have the possibility to act as non-voting observers at all meetings of the officers of the SELLER and the Target Companies;

(d)	must release all Liens currently affecting the Business (except for the Permitted Liens), so that at Closing the Business is free and clear of any Liens (except for the Permitted Liens);

(e)	shall endeavor its best efforts to obtain all third party consents that are required to consummate the Transaction contemplated in this Agreement; SELLER states that to the SELLER’s Best Knowledge, as of this date, it has no reasons to believe that these consents are not going to be obtained; and

(f)	shall have acquired title to the Pedras Brancas Properties and transferred it to the NEWCO1 or NEWCO2, as the case may be.

5.2.1. For as long as any Permitted Liens remain on the Business assets, SELLER shall post all bonds and take all necessary measures to hold the Business assets harmless from foreclosure or any other adverse effect arising out of such Permitted Liens. SELLER must endeavor its best efforts and take all necessary measures to release the Permitted Liens in the shortest period possible, provided that if any of the Permitted Liens has not been released until five years from the Closing Date, SELLER shall pay a penalty to PURCHASER equivalent to 15% of the book value of the Real Estate Properties still burdened by Permitted Liens.

5.3 Following the execution of this Agreement, the Parties shall create a Transition Committee, which shall operate as provided below (“Transition Committee”).

5.3.1 The Transition Committee shall consist of Representatives (as needed) from each Party as each Party shall appoint from time to time. Either Party may replace its Representative(s) for any reason and at any time upon notice to the other Party.

5.3.2 The Transition Committee shall meet, on a regular basis, as mutually agreed by the Parties, either in person, by telephone, or by video conference call. Additional participants may be invited by any Representative to attend meetings.

5.3.3 The Transition Committee shall decide all matters regarding the preparation of Newco1 to operate on a Standalone Basis. Any and all expenses related to requests by Representatives of PURCHASER, including additional staff and services which are not included in the concept of Standalone Basis set forth in this Agreement shall be borne by PURCHASER.

6.	PURCHASER’S REPRESENTATIONS AND WARRANTIES

The PURCHASER represents and warrants to SELLER that each of the following representations and warranties is, as of the date hereof, and will be, on the Closing Date, true and correct and in full force and effect:

6.1. Organization and Powers. The PURCHASER is duly organized, validly existing and in good standing under the laws of the Federative Republic of Brazil.

6.2. Authorization, Binding Effect. The execution, delivery and performance by the PURCHASER of this Agreement and the consummation of the Transaction contemplated hereby are within the powers of the PURCHASER. The PURCHASER is duly authorized by all necessary corporate action on the part of the PURCHASER. This Agreement constitutes a valid and binding agreement upon the PURCHASER and is enforceable against the PURCHASER in accordance with its terms.

6.3. Conflicts. The execution, delivery and performance by the PURCHASER of this Agreement and the consummation of the Transaction contemplated herein do not and will not (i) violate the organizational documents or bylaws of the PURCHASER, (ii) assuming any filing required by the antitrust authorities properly made, violate any applicable material Law or (iii) violate any contract, agreement or obligation entered into by the PURCHASER on or prior to the date hereof.

6.4. Consents and Approvals. Except for any filing required by the antitrust authorities, no other consent, approval, authorization, licenses, permits and other actions by, and filings with, any Governmental Authority or any third party will be required with respect to the actions of PURCHASER in connection with the execution and delivery by PURCHASER of this Agreement or in order for PURCHASER to consummate the Transaction contemplated hereby.

6.5. Litigation. There is no Litigation pending against, or to the Best Knowledge of the PURCHASER, threatened against or affecting, the PURCHASER before any court or arbitrator or any Governmental Authority, which in any manner prevents, materially alter or delay the Transaction contemplated by this Agreement.

6.6. Due Diligence. In entering into this Agreement, PURCHASER acknowledges that it has conducted an independent due diligence investigation, review and analysis of the Business.

6.7. Financial Capacity. The PURCHASER has the financial capacity whether through its own resources or through committed credit facilities from reputable financial institutions to fulfill all of its obligations under this Agreement. The fulfillment of all obligations assumed by the PURCHASER in this Agreement is not subject to any financing condition.

6.8. Expenses. The PURCHASER shall bear all the expenses, including any commission or fee, to be paid to any brokers, finders or advisors engaged by the PURCHASER in connection with this Agreement.

7.	SELLERS’ REPRESENTATIONS AND WARRANTIES

The SELLER represents and warrants to PURCHASER that each of the following representations and warranties is, as of the date hereof, and will be, on the Closing Date, unless a specific date is otherwise stated, true and correct and in full force and effect:

7.1. Organization and Powers. SELLER, and the Target Companies are and on the Closing Date will be legal entities duly organized and validly existing and in good standing under the laws of the Federative Republic of Brazil. On the Closing Date, the Target Companies will have all corporate powers and authority required to own, lease and operate their properties and the Business and to carry on the Business in the Ordinary Course. The capital of ARG is R$158,515,171.00, divided into 158,515,171 quotas, with the par value of R$1.00 each. As a result of the Corporate Reorganization, at the Closing, (i) the capital of NEWCO1 will have been increased by the net worth at book value of the Business (except for the portion held by ARG and the Newco2 Lands), (ii) the capital of NEWCO2 will have been increased by the net worth at book value of Newco2 Lands, (iii) the capital of ARG will have been increased by R$11,609,043.00 for the capitalization of SELLER’s credits against ARG, and (iv) the Business will be held by the Target Companies, free and clear of any Liens (except for the Permitted Liens).

7.2. Authorization, Binding Effect. The execution, delivery and performance by the SELLER and ARG of this Agreement and the consummation of the Transaction contemplated hereby are within the powers of the SELLER and ARG. The SELLER and ARG are duly authorized by all necessary corporate action to enter into the Transaction contemplated hereby on the part of the SELLER, and ARG. This Agreement constitutes a valid and binding agreement upon the SELLER and ARG and is enforceable against the SELLER and ARG in accordance with its terms.

7.3. Conflicts. The execution, delivery and performance by the SELLER and ARG of this Agreement and the consummation of the Transaction contemplated herein do not and will not (i) violate the organizational documents or bylaws of the SELLER and/or ARG, (ii) assuming any filing required by the antitrust authorities are properly made, violate any applicable material Law or (iii) violate any contract, agreement or obligation entered into by the SELLER and/or ARG on or prior to the date hereof.

7.4. Consents and Approvals. Except as set forth in Schedule 7.4, no consent, approval, authorization, licenses, permits and other actions by, and filings with, any Governmental Authority or any third party will be required with respect to the actions of SELLER and/or ARG in connection with the execution and delivery by SELLER and/or ARG of this Agreement or in order for SELLER and/or ARG to consummate the Transaction contemplated hereby.

7.5. Litigation. Except as set forth in Schedule 7.5, there is no Litigation pending against, or to the Best Knowledge of the SELLER or ARG, threatened against or affecting, the Business and/or and/or ARG before any court or arbitrator or any Governmental Authority, or which in any manner challenges or seeks to prevent, alter or materially delay the Transaction contemplated by this Agreement.

7.6. Compliance with Laws and Court Orders; No defaults. In the Best Knowledge of SELLER and ARG, SELLER and ARG: (i) are not in violation of, or have violated, any applicable Law relating to the Business; (ii) are not in default under, and no condition exists that with notice or lapse of time or both would constitute a default under the terms of any Permit, rights or obligations of the Business which may adversely impact the Ordinary Course; (iii) have not received any written notice or communication alleging any noncompliance with any Laws that has not been cured; or (iv) are not subject to any unpaid fine, obligation to pay damages or any continuing sanction for any such noncompliance, whether actual or contingent.

7.7. Permits and Licenses. Except as set forth in Schedule 7.7(a) and for permits, licenses, approvals, registrations and authorizations the lack of which would not cause material losses or risk of interruption or prevent and/or ARG from conducting the Business in the Ordinary Course, or SELLER from operating the Business in the Ordinary Course, SELLER and ARG hold, and the Target Companies shall hold as of the Closing, all required material permits, licenses, approvals, registrations and authorizations from all Governmental Authorities which are necessary to conduct the Business as it is currently and has been historically conducted by SELLER and ARG (“Permits”). All such Permits are in full force and effect. All such Permits are owned or validly held by SELLER or ARG and are listed in Schedule 7.7(b) and, as of the Closing, shall be validly assigned and transferred to NEWCO1 and/or NEWCO2 (except for those held by ARG, which shall remain effective and valid in ARG). Such Permits will not be adversely affected by the transfer of the Business to PURCHASER.

7.7.1. SELLER has obtained all Permits for the installation and operation (licença de operação), for an undetermined period of time and under the form of mixed use (modalidade de uso misto), of one private port located in the real estate property located in the City of Guaíba, State of Rio Grande do Sul, at Rua São Geraldo, No. 1.800, Ermo District, with total area of 615,167.50 square meters and registered with the Real Estate Registry Office of Guaíba under record No. 1,447; The licenses and area of São José do Norte and Rio Pardo terminals are included herein as Schedule 7.7.1.

7.8. Taxes. All tax returns and other ancillary tax and social security obligations of the Target Companies and those of SELLER in connection with the Business and required to be filed/performed prior to the Closing Date have been (or will be) filed/performed by the Closing Date and were (or will be) true, complete and correct in all material respects. All Taxes due and payable by the Target Companies and by SELLER in connection with the Business, prior to the Closing Date have been or will be duly paid by the Target Companies and SELLER on or prior the Closing Date. Except as set forth in Schedule 7.5, there is no action, audit, proceeding, or investigation for the assessment or collection of Taxes related directly or indirectly to the Business or to ARG’s operations that is pending or threatened by any Governmental Authority against SELLER or against the Target Companies. No fine or penalty imposed by the competent Governmental Authorities for delinquent or untimely payment of any Taxes owed by the Target Companies or SELLER (in connection with the Business) or resulting from non-fulfillment or untimely fulfillment of ancillary Taxes obligations, or else resulting from any inspection carried out by the competent Tax authorities, was left unpaid or failed to be, in good faith, timely disputed in any way, whether in the judicial or extra-judicial sphere.

7.9. Properties Title. Except as set forth in Schedule 7.9(a), SELLER has good and marketable legal title in and ownership of all the Business assets, buildings, Fixtures and Equipment, without any limitation on transferability and free and clear of any Liens (except for Permitted Liens). Except as set forth in Schedule 7.9(b), ARG has good and marketable legal title in and ownership of all its assets, without any limitation on transferability and free and clear of any Liens (except for Permitted Liens).

7.10. Real Estate Matters.

7.10.1. SELLER, MUCURI and ARG, as the case may be, have, and the Target Companies will have at Closing, (i) good and marketable legal title in the real estate registries and ownership of the Owned Real Estate, without any limitation on transferability and free and clear of any Liens (except for Permitted Liens), rural lease, partnership agreements, supply agreement or any other agreements executed with third parties, (ii) legitimate, peaceful and uncontested use of the Real Estate Property, and (iii) legally defined borders of the Real Estate Property. The SELLER, MUCURI and ARG have no other owned real estate properties in the State of Rio Grande do Sul, except for the Owned Real Estate (disclosed in Schedule 7.10.1). SELLER, MUCURI and ARG, as the case may be, have, and the Target Companies will have at Closing, Real Estate Property comprised of at least 213,389 hectares, including 126,282 hectares of net area (área plantável).

7.10.2. SELLER, MUCURI and ARG, as the case may be, have, and the Target Companies will have at Closing, legitimate, peaceable and uncontested possession of the Real Estate Property, free and clear of any Liens

(except for Permitted Liens), without any restriction to (i) assignment of possession rights, and (ii) any judicial claim affecting the Real Estate Property (including but not limited to ownership). The SELLER, MUCURI and ARG have not any other Leased Real Estate used for the Business except for the Leased Real Estate (listed on Schedule 7.10.2 (a)). The SELLER, MUCURI and ARG have not any other Possessed Real Estate used for the Business except for the Possessed Real Estate (listed on Schedule 7.10.2(b)).

7.10.3. SELLER, MUCURI and ARG have complied with any and all obligations and liabilities related to the Real Estate Property, in any case including, but not limited to the payment of any and all lease price and accrued or fixed, absolute or contingent, Taxes.

7.10.4. All agreements executed by SELLER and ARG in relation to the Committed Real Estate are listed in Schedule 7.10.4(a). Except as described in Schedule 7.10.4(b), SELLER and ARG have complied with any and all obligations and liabilities, including payment obligations, in connection to the acquisition of the Committed Real Estate and as of Closing SELLER and ARG shall have complied with any and all obligations and liabilities, including payment obligations, whether matured or not, in connection to the acquisition of the Committed Real Estate and there shall not be outstanding payments or obligations of SELLER and/or Target Companies in connection to the acquisition of the Committed Real Estate. As of Closing, there will be no restrictions to the execution and registration of the public deed for purchase and sale for the Committed Real Estate in the appropriate Real Estate Registry Office.

7.10.5. Except for the restrictions set forth in Schedule 7.10.5, there are no, and at Closing there will not be any restrictions to occupation nor use of the Real Estate Properties according their current purpose.

7.10.6. No Real Estate Property, nor their use thereof, contravenes or violates any building, zoning, administrative, occupational safety and health or any other applicable Law in any material respect.

7.10.7. Except for the area indicated in Schedule 7.10.7(a), no Real Estate Property is located in any border zone area (faixa de fronteira). Except for the area indicated in Schedule 7.10.7(b), no Real Estate Property is (i) located in a federal or state environmental reserve or permanent reservation area, (ii) located in a military safety area, (iii) subject to any drilling or mining rights, (iv) located in an area assigned for Indian occupation, whether as part of an existing reserve or as part of any area yet to be legally recognized as a reserve, (v) located in an area reserve for former slaves communities (quilombolas), whether already recognized or under analysis at the INCRA, and/or (vi) subject to expropriation. There will be no adverse impact to this condition due to the transfer of the Real Estate Property to PURCHASER.

7.10.8. Except as set forth in Schedule 7.5 and for Liens, no Litigation is pending or is threatened, which would affect the use of the Real Estate Property, and the use and ownership of the Owned Real Estate.

7.10.9. As of the date hereof, except as described in Schedule 7.10.9, the Real Estate Property is clear of any Liens. At Closing, the Real Estate Property will be clear of any Liens (except for Permitted Liens).

7.10.10. Except as described in Schedule 7.4, no other consent, permission, authorization from any third party (including any Governmental Authorities), nor any right of first refusal/preference is required for transfer of the Real Estate Property to NEWCO1 and/or NEWCO2, as the case may be, and to PURCHASER as a result of the conclusion of the Transaction contemplated herein. At Closing, NEWCO1 and NEWCO2 will have obtained any and all material consent, permission, authorization and waiver, as applicable, to the conclusion of the Transaction contemplated herein.

7.10.11. Except as described in Schedule 7.10.11, SELLER and ARG have duly registered the required legal reserve area before the Departamento de Florestas e Áreas Protegidas - DEFAP. The future registration of legal reserve in the Real Estate Property will not affect the plantable area for the Business. Neither ARG nor SELLER have received any written notice from any Governmental Authority nor infraction notice stating that, and there is no Litigation in relation to SELLER’s or ARG’s compliance with the obligation to register the legal reserve for the Owned Real Estate, Committed Real Estate and Possessed Real Estate before the appropriate Real Estate Registry Office, nor they are subject to any penalty and/or fine due to such non compliance. The Real Estate Properties complies with the Environmental Laws and obligations for the development of the Business. SELLER and ARG have obtained all necessary licenses, approvals and consents to exploit, and are in compliance with the Environmental Laws and obligations for the exploitation of the legal permanent reserve area.

7.10.12. Except as set forth in Schedule 7.10.12, at Closing, the Real Estate Property will not be subject to any rights of way, use restrictions or zoning ordinances that limit or interfere with the PURCHASER’s use of such real property in the manner in which it has been used by SELLER and ARG. The water, electric, gas, sewer utility services and all other public utilities currently available for the Real Estate Properties will be adequate for the present use of such property in the conduct of the Business. Neither SELLER or ARG have received any notice that any Governmental Authority having the power of expropriation, interdiction, or declaring as belonging to historical heritage or a similar power with respect to all or any part of the Real Estate Properties. No notice from any Governmental Authority has been received by SELLER or ARG requiring or calling attention to the need of any work, repair, construction, alteration or installation on or in connection therewith which has not been complied with in full prior to the date of this Agreement.

7.10.13. Neither SELLER or ARG have received (i) any written notice from any Governmental Authority having jurisdiction over all or any portion of the Real Estate Property regarding any material adverse change in the specific application to such real property of any applicable Laws, which will, in the future, cause a change in the permitted use of all or any portion of such real property or the Business conducted thereon, or (ii) any written notice from adjacent landowners regarding unrecorded easements and/or agreements or encroachments in respect of all or any portion of such real property that would materially adversely affect the Owned Real Estate, Committed Real Estate, Leased Real Estate and Possessed Real Estate and the use thereof by SELLER or ARG as presently used.

7.10.14. There is no action, proceeding, or investigation for the assessment or collection of Taxes that is pending regarding to the Real Estate Properties.

7.10.15. Except for the area indicated in Schedule 7.10.15, no Real Estate Property is located in any seafront property (terreno de marinha), or is considered a fee farm property (foreiro), or is subject to enrollment with the Federal Heritage Service (Secretaria de Patrimônio da União – SPU). There will be no adverse impact to this condition due to the transfer of the Real Estate Property to PURCHASER.

7.10.16. Except as described in Schedule 7.10.16, all Real Estate Properties are held exclusively by SELLER, ARG and MUCURI, and on Closing will be by NEWCO1, NEWCO2 or ARG, as the case may be. The properties listed in Schedule 7.10.16 are owned by SELLER and ARG are physically divided with fences and its occupation by SELLER and ARG and the third party co-owners is peaceful and uncontested.

7.10.17. The Real Estate Properties are duly enrolled with the Municipal, State and Federal authorities needed for its occupation by SELLER, MUCURI and ARG, and except as disclosed in Schedule 7.10.7(a), for the future occupation by NEWCO1, NEWCO2 and PURCHASER.

7.11. Liens; Liabilities. As of the Closing, the Target Companies:

(a)	shall have no Liabilities other than the Assumed Liabilities;

(b)	own no assets other than the Business assets and other assets acquired by SELLER or by the Target Companies related to the Business in the Ordinary Course, all of which shall be (i) free and clear of any Liens (except for Permitted Liens), (ii) in good condition, fair wear and tear excepted, and have been regularly serviced and maintained, (iii) in strict compliance of any existing applicable zoning Law, restrictive covenant or any provision of Law, and (iv) sufficient for the conduct of the Business in the Ordinary Course;

(c)	shall have no employees except for the Guaíba Employees and ARG Employees; and

(d)	shall have carried out the Business in the Ordinary Course since May 31, 2009.

7.12. Ownership. Immediately prior to the Closing, SELLER shall be the lawful owner of the Quotas, which shall represent all quotas of the capital of NEWCO1 and ARG, as well as of all the quotas of NEWCO2, free and clear of any Liens. On the Closing Date there will be no existing options, warrants, calls, rights, commitments or other agreements of any character requiring, and there will be no securities of the Target Companies outstanding, which upon conversion or exchange would require the issuance, sale or transfer of any additional shares of capital stock or other equity securities of the Target Companies or other securities convertible into, exchangeable for, or evidencing the right to subscribe for or purchase shares of capital stock or other equity securities of the Target Companies other than to PURCHASER as contemplated by this Agreement.

7.13. Guaíba Employees; ARG Employees. Schedule 7.13 sets forth a complete and accurate listing of all of the employees of SELLER to be transferred to NEWCO1 and presently involved with the Business (“Guaíba Employees”), as well as a complete and accurate listing of all of the employees of ARG presently working for ARG (“ARG Employees”), with their respective enrollment numbers, hiring dates, compensation (including without limitation, salary, benefits in kind and bonus) and current positions.

7.13.1. The Guaíba Employees and ARG Employees have been registered as required by labor and social security Law, and the SELLER and ARG have generally complied with applicable labor, social security and health and safety Laws. The salaries and other amounts payable to the senior management and other employees, workers and collaborators of the SELLER and ARG have been and/or are being regularly paid, which also occurs in respect of charges, contributions and other sums payable under Law in effect.

7.13.2. Except as set forth in Schedule 7.13.2, neither SELLER or ARG are a party to any collective bargaining agreement or agreement of any kind with any union or labor organization relating to the Business.

7.13.3. Except as set forth in Schedule 7.13.3, neither SELLER or ARG are a party to any labor Litigation. No strikes, slowdowns or work stoppages have occurred in the last 2 (two) years and to the SELLER’s Best Knowledge there are no threats thereof; and there are no illegal labor practice complaints or other material labor Litigation pending against SELLER and/or ARG and to SELLER’s Best Knowledge, there are and there has not been any circumstances that could be the legitimate basis of such a complaint or Litigation.

7.14. Benefit Plans. Schedule 7.14 contains a copy of all benefit plans offered to the employees and officers of the SELLER and ARG, including without limitation, profit sharing plans. There is not any stock option plan. All the obligations with respect to the benefit plans granted to the Guaíba Employees and ARG Employees have been and will be timely paid until the Closing Date, and the SELLER and ARG are not in default on any material obligations under the employees’ and officers’ benefits (benefits contained in Schedule 7.14). All benefits are being administered, in all material aspects, in accordance with their respective terms, and also comply, in all material aspects, with the provisions of applicable Law, as well as with Brazilian GAAP. There are no pending issues or Litigation against the SELLER and/or ARG involving these benefits, except for routine indemnity claims in respect of the benefits up to the date of execution of this Agreement.

7.15. Guaíba Pro Forma Balance Sheet and ARG Balance Sheet. The Guaíba Pro Forma Balance Sheet and the ARG Balance Sheet (a) are and will be on the Closing Date complete, accurate and correct in all material respects, (b) are and will be on the Closing Date in accordance with the books and records of SELLER, in regards to the Business, and ARG, (c) have been prepared in accordance with Brazilian GAAP consistently applied, (d) present truly and fairly the financial condition of the Business as of the dates indicated therein, and correctly reflect the results of the Business for the periods then ended, and (e) will not, by virtue of any act or omission by SELLER, substantially change until Closing in a way that may cause any Material Adverse Change to the Business.

7.16. Books and Records. (i) The corporate, accounting and fiscal books and records of SELLER, in regards to the Business, and ARG are complete and accurate in all relevant aspects; and (ii) the financial statements of SELLER in regards to the Business and ARG, which are an integral part hereof as Schedule 7.16, properly reflect, in all relevant aspects, the assets, liabilities and financial condition of the Business on the respective dates or for the periods covered thereby, in accordance with Brazilian GAAP, and have been drawn up, in all relevant aspects, in accordance with applicable Law.

7.17. Insurance. The Business is adequately insured in accordance with market practices. Schedule 7.17 contains an accurate and complete description of all the insurance policies relating to the Business. All such insurance policies are currently in full force and effect and will continue to be in force or renewed through the Closing Date. Neither SELLER or ARG has failed to give timely notice or present any material claim under any insurance policy. There are no agreements, arrangements or commitments under which SELLER indemnifies any other person or entity or is required to carry insurance for the benefit of another person or entity. All premiums due and payable under the policies have been paid, and no notice of cancellation or termination has been received with respect to any such policies. On the Closing Date, NEWCO1, NEWCO2 and ARG (as the case may be) must be subject to the applicable insurance policies as may be required for the Business to remain covered following the Corporate Reorganization. The costs of such insurances related to the Business shall be borne by PURCHASER as of the Closing.

7.18. Environmental Matters.

7.18.1. Except as set forth in Schedule 7.18.1, the Business is and has been in compliance with all Environmental Laws in effect as of the date hereof and as of the Closing Date will be in compliance with all Environmental Laws in effect, and no condition exists or event has occurred which, with or without notice or the passage of time or both, would constitute a violation under any Environmental Law.

7.18.2. Except as set forth in Schedule 7.18.2, SELLER and ARG are and on the Closing Date will be, in possession of or covered by all permits, licenses, approvals, consents or other authorizations required by or pursuant to any applicable Environmental Law (each, an “Environmental Permit”) required for the conduct or operation of the Business (or any part thereof), as they are currently conducted, and are in full compliance with all of the requirements and limitations included in such Environmental Permits; all such Environmental Permits are in full force and effect. All such Environmental Permits are owned or validly held by SELLER or ARG and are listed in Schedule 7.18.2 and, as of the Closing, shall be transferred to NEWCO1 and/or NEWCO2 as the case may be (except for those held by ARG which shall remain in full force and effect in ARG).

7.18.3. Neither SELLER or ARG has used, discharged, disposed of, dumped, deposited, spilled, leaked, emitted, released or stored and neither SELLER or ARG will use, discharge, dispose of, dump, deposit, spill, leak, emit, or store until the Closing Date, any Hazardous Substance in the atmosphere, water or land, or in any other way in, on, or at any of the properties or facilities of SELLER or ARG except in accordance with all applicable Environmental Laws and Environmental Permits and consistent with past practices;

7.18.4. The Real Estate Properties, including the buildings of SELLER related to the Business and of ARG do not contain any Hazardous Substance that would constitute a violation of or give rise to any Lien or clean-up obligation under any Environmental Law;

7.18.5. Except as set forth in Schedule 7.18.5, neither the SELLER or ARG has received any written notice from any Governmental Authority or citizen notice or from any other person stating that any aspect of the Business is in violation of any Environmental Law or Environmental Permit, or that it is responsible for investigation, cleanup, treatment, personal injury, property damage or remediation relating to any substance released or disposed at any location (including, without limitation, any Liability for off-site disposal or contamination);

7.18.6. Except as set forth in Schedule 7.18.6, neither SELLER or ARG is the subject of any Litigation involving a demand for damages, injunctive relief, penalties, or other potential Liability with respect to violations of any

Environmental Law; to the SELLER’s Best Knowledge there are no circumstances involving SELLER or ARG that could result in any Liability pursuant to any Environmental Law relating to the Business or any restrictions on the ownership, use or transfer of the Business.

7.18.7. SELLER and ARG have timely filed all reports and notifications required to be filed with respect to all of its properties and facilities and has generated and maintained all required records and data under all applicable Environmental Laws;

7.19. Conduct of Business. Since May 31, 2009, SELLER and ARG have carried on the Business in the Ordinary Course. Without limiting the generality of the foregoing, since May 31, 2009, SELLER and ARG have not in respect to the Business: (a) suffered any substantial change in its financial, legal, economic and business condition; (b) undertaken or assumed any Liability, except for those incurred in the Ordinary Course of the Business; (c) sold, transferred or agreed to sell or transfer any of the Business assets or properties, except for those in the Ordinary Course of the Business; (d) had any of the Business assets or properties used in its activities destroyed or substantially damaged; or (e) increased or agreed to increase the level of compensation or benefits, related to salary or not, assigned to the Guaíba Employees or ARG Employees, except for salary agreements with the employees’ union or the general salary policy of SELLER and ARG, as the case may be.

7.20. Inventory. All Inventory of the Business set forth in the Guaíba Pro Forma Balance Sheet and ARG Balance Sheet are of a quality, quantity and condition useable or saleable in the Ordinary Course of the Business. None of such Inventory is obsolete and no write-down of such Inventory has been made or should have been made in accordance with Brazilian GAAP in the period since the date of the Guaíba Pro Forma Balance Sheet and ARG Balance Sheet. All of such Inventory is located at the corresponding facilities of the Business.

7.21. Expenses. No consideration was promised or warranted by SELLER or ARG as commissions or brokerage fees, compensation and other amounts payable in any way to any third parties that have provided services in respect of the Transaction contemplated hereby.

7.22. Contracts and Commitments. Schedule 7.22(a) contains a true and complete list which identifies all material written and oral contracts, agreements, leases, rural leases, free leases, partnership agreements, guarantees or commitments relating to the Business (“Assumed Contracts”) to which SELLER and ARG are parties. Such Assumed Contracts constitute all contracts which are required for the conduct of the Business in the Ordinary Course and on a Standalone Basis. All such Assumed Contracts are valid, binding and in full force and effect and are enforceable by SELLER and/or ARG, and, upon assignment of the Assumed Contracts by NEWCO1, in accordance with their terms, and, subject to the relevant third parties’ consent, when required, shall continue in full force and effect upon consummation of the Transaction contemplated herein. SELLER and ARG have performed all material obligations required to be performed by each of them to date under the Assumed Contracts, and they are not in breach or default in any material respect thereof and, to the Best Knowledge of SELLER and ARG, no other party to the Assumed Contracts is in breach or default in any material respect thereof. The assignment and transfer of the Assumed Contracts to NEWCO1 shall not create any breach or default under the Assumed Contracts, provided that the relevant third party, when required, consents to the assignment and executes the corresponding assignment agreement. Schedule 7.22(b) lists all Assumed Contracts which require consents from third parties for their assignment and transfer to NEWCO1. None of the Assumed Contracts contain change of control provisions. Except for the Pedras Brancas non-written agreement and the “Coal Burning Ashes” agreement (mentioned in Section 14.6 hereof), neither the SELLER (in regards to the Business), or the Target Companies are, nor will be at Closing, parties to any non-written agreements, related parties agreement or guarantee and surety agreements.

7.23. Agreements with Local Government. Except for the Agreements with Local Government, SELLER (in regards to the Business) and ARG are not, and the Target Companies will not be at Closing, part to any other agreement, letter of intention or similar arrangements with any Governmental Authority.

7.24. Neither SELLER nor ARG have participated on nor have benefited from any program of issuance of certificates of interest in reforestation projects (CPRs).

8.	GUARANTOR’S REPRESENTATIONS AND WARRANTIES

CMPC represents and warrants to the other Parties hereto that each of the following representations and warranties is, as of the date hereof, and will be, on the Closing Date, true and correct and in full force and effect:

8.1. Organization and Powers. CMPC is duly organized, validly existing and in good standing under the laws of Chile;.

8.2. Authorization, Binding Effect. The execution, delivery and performance by CMPC of this Agreement and the consummation of the Transaction contemplated hereby are within the powers of CMPC. CMPC is duly authorized by all necessary corporate action to enter into the Transaction contemplated hereby. This Agreement constitutes a valid and binding agreement upon CMPC and is enforceable against CMPC in accordance with its terms.

8.3. Conflicts. The execution, delivery and performance by CMPC of this Agreement and the consummation of the Transaction contemplated herein do not and will not (i) violate the organizational documents or bylaws of CMPC (ii) assuming any filing required by the antitrust authorities properly made, violate any applicable material Law or (iii) violate any contract, agreement or obligation entered into by CMPC, on or prior to the date hereof.

8.4. Consents and Approvals. Except for any filing required by the antitrust authorities, no consent, approval, authorization, licenses, permits and other actions by, and filings with, any Governmental Authority or any third party will be required with respect to the actions of CMPC in connection with the execution and delivery by CMPC of this Agreement or in order for CMPC to consummate the Transaction contemplated hereby.

8.5. Litigation. There is no Litigation pending against, or to the Best Knowledge of CMPC, threatened against or affecting CMPC before any court or arbitrator or any Governmental Authority, which in any manner prevents, materially alter or delay the Transaction contemplated by this Agreement.

8.6. Financial Capacity. CMPC has the financial capacity whether through its own resources or through committed credit facilities from reputable financial institutions to fulfill all of its obligations under this Agreement. The fulfillment of all obligations assumed by CMPC in this Agreement is not subject to any financing condition.

9.	CONDITIONS TO CLOSING

9.1. The obligation of the PURCHASER to carry out its respective actions at Closing is subject to the fulfillment of the following conditions (unless waived in writing by the PURCHASER, to the extent possible):

(a)	All representations and warranties made by SELLER, pursuant to this Agreement shall be true and correct in all material respects when made and as of the Closing as if made at the Closing.

(b)	The covenants contained in this Agreement to be complied with by the SELLER and ARG on or before the Closing shall have been complied with in all material respects.

(c)	No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) which is in effect and has the effect of making the Transaction contemplated by this Agreement illegal or otherwise restraining or prohibiting consummation of the Transaction.

(d)

The Corporate Reorganization shall have been completed and NEWCO1, NEWCO2 and ARG shall be the legal owners of the Business, on a Standalone Basis together with all related contracts (including labor contracts), titles, material licenses and material permits, which shall be legal, valid and in full force and effect as required for the regular operation of the Business on a Standalone Basis under the standards currently and historically operated by SELLER and ARG.

(e)	None of the events under Section 5.2(b) shall have occurred, and the Business assets must all be substantially in the same condition as on May 31, 2009, wear and tear excepted.

(f)	No Material Adverse Change to the Business shall have occurred.

(g)	SELLER shall have obtained from Votorantim Celulose e Papel S/A (“VCP”) the necessary documents and commitments whereby VCP jointly and severally guarantees SELLER´s obligations hereunder.

(h)	All necessary approvals, consents and waivers from third parties in connection with the Transaction and the matters hereunder shall have been obtained by SELLER.

9.2. The obligation of the SELLER to carry out its respective actions at Closing is subject to the fulfillment of the following conditions (unless waived in writing by the SELLER, to the extent possible):

(a)	All representations and warranties made by PURCHASER, pursuant to this Agreement shall be true and correct in all material respects when made and as of the Closing as if made at the Closing.

(b)	The covenants contained in this Agreement to be complied with by the PURCHASER on or before the Closing shall have been complied with in all material respects.

(c)	No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) which is in effect and has the effect of making the Transaction contemplated by this Agreement illegal or otherwise restraining or prohibiting consummation of the Transaction.

(d)	All necessary approvals, consents and waivers from third parties in connection with the Transaction and the matters hereunder shall have been granted to SELLER.

10.	INDEMNIFICATION

10.1. Indemnification by SELLER. Subject to Sections 10.3 to 10.5 below, SELLER agrees to indemnify and hold PURCHASER, the Target Companies and their Representatives (“PURCHASER’s Indemnified Parties”) harmless from any and all liability, loss, damage, claims, awards, judgments, costs and expenses (including reasonable fees and expenses of attorneys) (“Losses”) incurred or suffered by any of the PURCHASER’s Indemnified Parties in connection with, relating to or as a result of:

(i)	any breach of any representations and warranties given by SELLER in Section 7 hereof; and/or

(ii)	any breach by SELLER of any covenant or agreement contained in this Agreement; and/or

(iii)	any and all Liabilities (except for the Assumed Liabilities) related to the Business the cause of which occurred on or prior to the Closing Date, no matter if disclosed or not.

10.1.1. For the avoidance of doubt, SELLER is fully responsible and shall fully comply with its obligation to indemnify PURCHASER for any and all Losses, which cause started on or prior to the Closing Date, regardless of the moment when the effects of the Losses take place.

10.2. Indemnification by PURCHASER. Subject to Sections 10.3 to 10.5 below, PURCHASER agrees to indemnify and hold SELLER and its Representatives (the “SELLER’s Indemnified Parties”) harmless from any and all Losses incurred or suffered by any of the SELLER’s Indemnified Parties in connection with, relating to or as a result of:

(a)	any breach of any representations and warranties given by PURCHASER in Section 6 hereof; and/or

(b)	any breach by PURCHASER of any covenant or agreement contained in this Agreement.

10.3. Survival of Indemnification Obligations. The right to claim for any indemnification due under this Agreement shall remain in full force and effect for the following terms:

(a)	with respect to any and all Losses resulting from Tax related Liabilities, for a maximum period of six (6) years as of the Closing Date;

(b)	with respect to any and all Losses resulting from labor related Liabilities, for a maximum period of two (2) years as of the Closing Date;

(c)	with respect to any and all Losses resulting from environmental related Liabilities, for a maximum period of three (3) years as of the Closing Date;

(d)	with respect to any and all other Losses, including those resulting from civil, commercial or Liabilities of any other nature, for a maximum period of three (3) years as of the Closing Date; and

(e)	applicable statute of limitation for any and all Losses resulting from Liabilities disclosed under this Agreement or in any Schedule hereto

10.3.1. For the avoidance of doubt, the indemnification obligation set forth in this Section 10 shall encompass all Losses that are the subject matter of Claims filed within the time limits established in Section 10.3 above, notwithstanding the fact that the obligation to make payments or disbursements only becomes enforceable after such dates.

10.4. De Minimus. The Parties agree that the Indemnifying Party’s indemnification obligation towards any of the Indemnified Parties for Losses under this Section 9 shall be triggered only if and when the amount of such Losses exceeds the equivalent in reais to R$ 5 million, provided, however, that if the aggregate amount of such Losses exceeds such figure, then the Indemnifying Party shall be liable for the total since the first expense with the Losses.

10.5. Indemnification Procedure for Third Party Claims. In the event that any action, suit, proceeding, demand, assessment or other notice of claim (a “Claim”) is at any time instituted against or made upon any PURCHASER’s Indemnified Party or SELLER’s Indemnified Party, as the case may be (an “Indemnified Party”), for which indemnification may be due from either PURCHASER or SELLER, as the case may be (an “Indemnifying Party”), pursuant to Sections 10.1 and 10.2 above, as the case may be, then:

(a)	such Indemnified Party shall, within half the time period legally required for the presentation of the defense to the Claim, notify the Indemnifying Party in writing (if by e-mail with delivery confirmation) about the institution of the Claim, with a description of the Claim and a description of its subject matter in reasonable details;

(b)	the Indemnifying Party may either decide to present a defense or counterclaim or pay the amount sought under the Claim;

(c)	in the event that the Indemnifying Party elects to defend the Claim, the Indemnifying Party (i) shall select and appoint legal counsel (to whom the Indemnified Party shall grant powers of attorney as may be required for the appropriate defense); (ii) support all costs and expenses in connection with the defense of the Claim and be responsible for the required guarantees and pledges, if any; and (iii) shall not take a defense strategy that may cause any damage or restriction to the Indemnified Party (including, without limitation, obstacle the issuance of debts clearance certificate);

(d)	in the event that the Indemnifying Party, within two thirds (2/3) of the period available for the presentation of the relevant defense, does not present a defense, counterclaim or pay the amount sought under the Claim or upon a request of SELLER to this effect, then the Indemnified Party shall assume the defense of the Claim, at the cost and responsibility of the Indemnifying Party;

(e)	neither the Indemnifying Party nor the Indemnified Party may settle a third party Claim without the prior approval of the other Party, which approval will not be unreasonably withheld nor delayed. Any Loss resulting from such settlement will be immediately indemnified by the Indemnifying Party to the Indemnified Party in the full value of such Loss. However, irrespective of the Party who is directly contesting the third party Claim, the Indemnified Party shall be entitled to settle (or request the Indemnifying Party to do so) any third party Claim that: (i) has resulted in a Lien with respect to an asset (or several assets) worth, individually or in the aggregate involving the same third party Claim, R$ 5 million or more, provided that such Lien has not been replaced by the Indemnifying Party within 2 months of its creation or has caused the freezing of any asset of the Indemnified Party or any of its Affiliates, shareholders or managers worth R$2 million or more, provided that such freeze has not been removed and cancelled by the Indemnifying Party within 15 days of its imposition; (ii) has resulted in an injunction or other similar court order that may materially adversely affect the ongoing business of the Indemnified Party or any of its Affiliates, shareholders or managers, or impose an obligation to omit or perform an action (obrigação de fazer ou obrigação de não fazer) which may cause an economic impact of R$ 5 million, (iii) has generated a material disturbance to the ongoing business of the Indemnified Party or any of its Affiliates, shareholders or managers, or (iv) causes (and is not cured within 24 hrs.) (a) the closing of the pulp and paper mill, (b) an interruption of the activities of the Indemnified Party or (c) a material interruption of the capacity of the Indemnified Party to operate the Business in the Ordinary Course;

(f)	in the event the Indemnified Party is ordered, by a final court decision, an injunction or any other administrative or judicial order with immediate disruption effect on the Business (for the purposes hereof, the events listed in Section 10.5(e)(i)-(iv) are considered immediate disruption effects), to pay any amount relating to any Claim for which the Indemnifying Party is liable, then the Indemnifying Party shall fund or reimburse such amount to the Indemnified Party within ten (10) days counted as of the receipt, by the Indemnifying Party of written notification with evidence of such fact.

(g)	If there is a delay in any payment owed by an Indemnifying Party to an Indemnified Party hereunder, then the Party failing to timely pay the indemnification amount will incur a fine equal to two percent (2%) per day of the outstanding amount and arrears interest equivalent to the SELIC rate on the overdue amount, from the first day overdue until the date of effective payment.

10.5.1. The failure or delay by an Indemnified Party to notify a Claim to the Indemnifying Party within the period of time set fort in Section 10.5(a) above shall release the Indemnifying Party from its indemnification obligation under this Section 10.

10.6 Indemnification Procedure for Claims Not Involving Third Parties. In the event that a Party receives a Claim from the other Party for the events subject to indemnification pursuant to Sections 10.1 and 10.2 above, the relevant Indemnifying Party shall inform the Indemnified Party, in writing, within a period of five (5) days counted from the date of receipt of the relevant Claim notice if the Indemnifying Party’s: (a) agrees to pay the value indicated in the notice, in which case the applicable payment shall be made within [ten (10) days] after the Indemnifying Party receipt of the respective notice; or (b) reject the Claim as an event subject to indemnification, in which case such rejection notice shall contain in sufficient detail the reasons for the Indemnifying Party to have rejected the indemnification notice.

10.6.1 If the Indemnifying Party fails to timely notify the Indemnified Party, then it shall be considered as if the Indemnifying Party agrees to pay the amount claimed in the respective notice, and payment thereof shall be made by the Indemnifying Party to the Indemnified Party, as provided in Section 10.5 above.

10.6.2. If the Indemnifying Party rejects an indemnification notice, as provided in Section 10.6(b) above, the Parties shall in good faith promote discussions of the disputed matter trying to reach an agreement, within a period of up to [thirty (30) days] counted from the receipt of the notice by the Indemnifying Party. If such an agreement is reached, the respective payment shall be made by the Indemnifying Party to the Indemnified Party within a period of up to five (5) days counted from the date such agreement is reached. If the Parties fail to reach an agreement, the Indemnified Party may, at its sole discretion, take any measures it deems necessary to defend its rights and seek to obtain the relevant indemnification, in accordance with the dispute resolution procedure set forth in Section 18.

10.7. Contingent Assets. In addition to the Purchase Price, PURCHASER agrees to pay to SELLER any contingent Tax assets related to the Business originated in the period prior to the Closing and that materialize after the Closing, except for any Tax contingent asset reflected in the Agreed Working Capital or Tax contingent asset resulting from or related to the Transaction. Tax contingent assets shall include the recoverable taxes and tax credits listed in Schedule 10.7, and shall be paid to SELLER within 30 days as of its materialization, understood as (i) the receipt of the correspondent cash amount by any of the Target Companies or their successors, and/or (ii) the use of the corresponding benefit by any of the Target Companies or their successors. In the latter case, “corresponding benefit” shall be deemed to be the first credit used by PURCHASER after the materialization of the credit.

11.	GUARANTEE

11.1 CMPC hereby unconditionally and irrevocably agrees to be jointly and severally liable for all PURCHASER’s obligation under this Agreement.

12.	TERMINATION

12.1. This Agreement may be terminated at any time prior to the Closing:

(a)	by the mutual written consent of the Parties;

(b)	by either Party in the event that any Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining or otherwise prohibiting the Transaction contemplated by this Agreement and such order, decree, ruling or other action shall have become final and unappealable;

(c)	by cause by any of the Parties if the other party is in material breach of any obligation of this Agreement that is not mitigated within a period of 10 (ten) days counted from the date that such breach is identified and informed to the Party that is in breach;

(d)	by PURCHASER if the conditions to Closing provided for in Section 9.1 hereunder are not fulfilled or waived in writing on or before June 30, 2010, unless either Party decides to extend the Closing Date until a date which is on or prior to December 31, 2010, case in which such extended date shall apply; and/or

(e)	by SELLER if the conditions to Closing provided for in Section 9.2 hereunder are not fulfilled or waived in writing on or before June 30, 2010, unless either Party decides to extend the Closing Date until a date which is on or prior to December 31, 2010, case in which such extended date shall apply.

12.2. If this Agreement is terminated as provided in Section 12.1 hereunder, this Agreement shall immediately become void and there shall be no liability on the part of any Party to this Agreement, except that:

(a)	the obligations under Sections 14.2 and 14.3 will survive; and

(b)	nothing in this Section 12 shall relieve either Party from liability for any breach, failure to perform or comply with this Agreement which has given the right to the other Party to exercise the right of termination pursuant to Section 12.1 of this Agreement.

12.3.	At any time prior to the Closing, either Party may:

(a)	extend the time for the performance of any of the obligations or other acts of the other Party;

(b)	waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement; or

(c)	waive compliance with any of the agreements or conditions contained in this Agreement.

12.4. This Agreement may only be terminated prior to Closing and in accordance with Section 12.1 of this Agreement. After the Closing has taken place, the indemnification rights provided for in Section 10 of this Agreement shall be the sole and ultimate remedy available to the Parties with respect to any breach of the representations and warranties of the Parties in this Agreement, and/or any breach of any covenant or other term in this Agreement.

12.5 Specific Performance. Notwithstanding anything in this Agreement to the contrary, each Party acknowledges that the remedies at law of the other parties for a breach or threatened breach of this Agreement may be inadequate and, in recognition of this fact, any Party, without posting any bond, shall be entitled to obtain, in addition to all other remedies that may be available, equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy that may then be available, subject to the provisions of Articles 461, 632 and 639 of the Brazilian Civil Procedure Code.

12.6. Break up Penalty. Should either SELLER or PURCHASER fail to meet with the conditions precedent for Closing that are under the control of the Parties (which expressly excludes acts depending on any Person other than the Parties) or refuse to proceed with the Closing as provided in Section 4 hereof in spite of all its conditions precedent having been met (the “Refusing Party”), then such Refusing Party shall be subject to a break up penalty of US$20,000,000 (twenty million Dollars), payable to the other Party within 5 days as of receipt by the Refusing Party of a notice from the innocent Party to such effect, in addition to actual losses and damages.

13.	GUAIBA II PROJECT PRICE INCREASE

13.1 The Purchase Price was established under the assumption that PURCHASER would only start commercial operations of the Guaiba II Project after January 1, 2015. If PURCHASER decides to start the commercial operations of the Guaiba II Project during the year 2014, thus benefiting from synergies at an earlier time, it agrees to pay to SELLER an additional purchase price equivalent to US$ 6 million per month (pro rata) until January 1, 2015.

13.2 In addition to the established above, if PURCHASER decides to start the commercial operations of the Guaiba II Project during the year 2013, thus benefiting from synergies at an earlier time, it agrees to pay to SELLER an additional purchase price equivalent to US$ 7 million per month (pro rata) until January 1, 2014.

13.3 In addition to the established in the two paragraphs above, if PURCHASER decides to start the commercial operations of the Guaiba II Project during the year 2012, thus benefiting from synergies at an earlier time, it agrees to pay to SELLER an additional purchase price equivalent to US$ 8 million per month (pro rata) until January 1, 2013.

13.4 The aggregate amount due to 13.1, 13.2 and 13.3 mentioned above, as applicable, shall be paid by PURCHASER to SELLER on December 30 of the respective year.

13.5 If and when PURCHASER decides to start the Guaíba II Project having an established operator in pulp and paper industry as an equity holder (partner) in the project, SELLER shall have a right of first refusal, for 5 years from the start-up of the Guaíba II Project, to undertake the same position under the same terms and conditions applicable to the potential partner. SELLER shall not be entitled to this right of first refusal if PURCHASER selects as a partner a bank or any other financial institution for the project.

13.5.1 PURCHASER shall deliver to SELLER a written notice (“RFR Notice”) stating: (i) the bona fide intention of PURCHASER to start Guaiba II Project having an established operator in pulp and paper industry as an equity holder (partner); and (ii) the terms and conditions of the proposed partnership, which shall reflect the same terms as those offered by the potential partner.

13.5.2 SELLER shall have thirty (30) days after receipt of the RFR Notice to notify in written the PURCHASER about its decision on whether to exercise or not the right of first refusal. If SELLER exercises its right, the transaction shall be closed within 120 days. If SELLER declines its right or do not notify PURCHASER within the 30 days timeframe above, PURCHASER will be free to close the transaction within the following 120 days with another partner for the project under terms and conditions not less favorable than those offered to SELLER.

14.	ADDITIONAL COVENANTS

14.1. Subject to the terms and conditions of this Agreement, the Parties hereto shall take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under applicable Laws to consummate the Transaction contemplated by this Agreement. The Parties agree to execute and deliver all such documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the Transaction contemplated by this Agreement.

14.2. From and after the date hereof, the Parties agree jointly and severally to hold, and to cause their Representatives to hold, in confidence, all confidential documents and information concerning the Business and/or the Parties, including without limitation, certain non-public information about the proposed or potential business strategy, operations, financial matters and other matters relating to the Business and/or the Parties (the “Confidential Information”), except to the extent that such information can be shown to have been (i) in the public domain through no fault of any of the Parties or (ii) later lawfully acquired by any of the Parties from other sources without any breach of any Law or confidentiality obligation. Confidential Information may only be disclosed in the event that any of the Parties is compelled to disclose such Confidential Information by Law enacted by a Governmental Authority to which such Party is subject or as a result of judicial or administrative process in connection with any action, suit, proceeding or investigation. In any event Confidential Information is disclosed, the disclosing Party shall previously inform the other Party and agree upon the contents of such disclosure.

14.2.1. From and after the date hereof, the Parties agree to hold, and to cause their Representatives to hold, in confidence, any and all information regarding the terms and conditions of this Agreement. The terms and conditions of this Agreement may only be disclosed in the event that any of the Parties is compelled to disclose such information by Law enacted by a Governmental Authority to which the Party is subject or as a result of judicial or administrative process in connection with any action, suit, proceeding or investigation. In any event the terms and conditions of this Agreement are disclosed, the disclosing Party shall previously inform the other Party and consult upon the contents of such disclosure.

14.3. The Parties agree to consult with each other before issuing any press release or making any public statement with respect to this Agreement or the Transaction contemplated hereby and will not issue any such press release or make any such public statement prior to consultation on the content of such press release or public announcement.

14.4. The Transaction contemplated in this Agreement do not represent any change in the Parties’ commercial relationship or any change in any of the Parties business competitive strategy toward the other Party or the other competitors in the pulp and paper markets in Brazil.

14.5 Paper Option. The SELLER shall have the right to acquire at the same price the same quantity of paper sold by the PURCHASER to a third party in the Brazilian market during 5 (five) years after Closing.

14.6 Coal Burning Ashes. Votorantim Cimentos (VC) and/or its Affiliates shall have a “take and pay” obligation to acquire 70% of the coal burning ashes resulting from Guaíba I pulp mill operations, at the same prices currently being applied to VC, with yearly adjustments by IPCA (1st January), for a period of 5 years as from Closing or until boiler stops operating.

14.6.1 SELLER will be responsible to adjust the commercial operation of coal burning ashes before Closing, to make the 70% “take and pay” percentage available, without affecting third parties.

14.7 Use of Genetic Materials. Following the closing of the Transaction, SELLER shall allow PURCHASER to use all the proprietary clones listed in Schedule 14.7(a) that are in commercial use in the Business for an unlimited time. The PURCHASER shall not sell, exchange, distribute, donate, give away, discard or dispose in any matter any functional, healthy, replicable proprietary clones without SELLER´s prior written consent. The proprietary clones listed in Schedule 14.7(b) include the genetic materials already registered and protected or in the process of registration and protection according to the Brazilian Genetic Materials Registration and Protection Law (“Lei de Proteção de Cultivares” — Brazilian law # 9456, dated April 25th, 1997). Clones that do not meet the Brazilian legal specifications are in public domain and therefore excluded from this obligation.

14.7.1 SELLER and PURCHASER may establish a joint program to finalize the field tests already established and currently in course, according to Schedule 14.7.1, and according to definitions, budgeting and results to be determined and shared by both SELLER and PURCHASER. PURCHASER and SELLER shall not sell, exchange, distribute, donate, give away, discard or dispose in any matter any functional, healthy, replicable proprietary clones or the results of the joint program without the other Party’s prior written consent.

14.7.2 SELLER and PURCHASER may establish a joint program to assure Fibria’s interests in those forestry experiments, with shared budget, management, information and results in each case. PURCHASER and SELLER shall not sell, exchange, distribute, donate, give away, discard or dispose in any matter the results of the joint program without the other Party’s prior written consent.

14.8 Transition Services Agreement. PURCHASER shall have 2 (two) months as from Closing to identify any services or support it may require to operate the Business without disruption on a Standalone Basis, and SELLER agrees to enter into a transition services agreement with PURCHASER in order to provide such necessary services and support at SELLER’s cost for a period to be agreed between the Parties (“Transition Services Agreements”).

14.9 Georeferenciamento. SELLER represents that certain portions of the Real Estate Property disclosed in Schedule 14.9 lack the proper georeferenciamento (pursuant to Law no. 10.267/01 and Decree 4.449/020), and therefore even after the corporate transfer to NEWCO 1 and NEWCO 2 prior to Closing may not have their title transferred in the appropriate real estate registry to NEWCO1 or NEWCO2 (as the case may be) until the georeferenciamento process is complete. Following the execution of this Agreement, SELLER undertakes to grant PURCHASER full control of the process of georeferenciamento of such portions of Real Estate Property mentioned in Schedule 14.9, and SELLER hereby also agrees to (i) provide all the documents, information and resources to assist PURCHASER in such process, (ii) to keep such property free and clear of any Lien (except for Permitted Liens) and/or claims and hold PURCHASER harmless of any of such events; (iii) assure the peaceful use and possession of such properties to NEWCO1 and NEWCO2, as applicable, after Closing Date, (iv) if expressly instructed and required by PURCHASER, to create any lien in favor of PURCHASER over such properties to the extent legally possible; and (v) to execute any and all documents and take all measures required to transfer the title of such portions of the Real Estate Property to NEWCO1 or NEWCO2 in the appropriate real estate registries, as the case may be, as soon as legally feasible, being responsible for all costs, taxes and expenses for such purpose.

14.9.1 Except for the properties listed in Schedules 14.9, SELLER undertakes to transfer title of all the Real Estate Property to NEWCO1 or NEWCO2 in the appropriate real estate registry before Closing.

14.9.2 SELLER agrees that PURCHASER will hold payment of a portion of the second installment of the Purchase Price mentioned in Section 3.1.1 (ii) to be agreed by the Parties based on third parties quotations in order to cover all costs of the complete Georeferenciamento procedure (including the technical work, INCRA ratification and registration in the appropriate real estate registry) (“Georeferenciamento Holdback”).

14.9.3. PURCHASER will use the Georeferenciamento Holdback amount to pay all the costs and expenses incurred with the georeferenciamento and will present to SELLER every semester after Closing a statement with the expenses incurred for the georeferenciamento. In case the Georeferenciamento Holdback amount is not sufficient to cover all the expenses of georeferenciamento, SELLER shall continue to be responsible for all exceeding costs and expenses of georeferenciamento and shall reimburse PURCHASER every 10 (ten) days after PURCHASER presents SELLER with the respective semester statement with the expenses incurred for georeferenciamento. In case the Georeferenciamento Holdback amount exceeds the amount used for the georeferenciamento, after the georeferenciamento is complete and title of the properties listed in Schedule 14.9 is transferred to Target Companies in the real estate registries, PURCHASER shall release to SELLER the outstanding balance of the Georeferenciamento Holdback.

14.10. Border Zone Property SELLER undertakes to fully cooperate with PURCHASER and provide all documents and information, as requested by PURCHASER, to enable the obtaining, as early as possible after the date hereof, the necessary approvals by PURCHASER to acquire, own and use the real estate properties identified in Schedule 7.10.7(a), including the authorizations from INCRA and prior consent by the National Defense Council (Conselho de Defesa Nacional) pursuant to Law No. 6,634/79 and Decree No. 85,064/80, as amended (“Border Authorization”). SELLER agrees to execute any document reasonably requested by PURCHASER for such purpose.

14.10.1 SELLER agrees that PURCHASER will hold the equivalent in Reais to US$ 1 (one) million dollars out of the second installment of the Purchase Price mentioned in Section 3.1.1 (ii) (the “Border Zone Holdback”), and the following shall apply:

(i) SELLER will remain as owner of Newco 2 Quotas;

(ii) PURCHASER agrees to invest the Border Zone Holdback according to SELLER’s instructions;

(iii) For as long as SELLER remains the owner of NEWCO2’s Quotas, SELLER shall continue to cooperate with PURCHASER in providing all documents and information requested by PURCHASER, in order to enable PURCHASER to obtain the Required Authorization as soon as possible;

(iv) For as long as SELLER remains the owner of NEWCO2’s Quotas, SELLER undertakes to keep Newco 2, Newco 2 Quotas and Newco 2 Lands, free and clear of any Lien (except for Permitted Liens) and/or claims, and hold PURCHASER harmless for such events;

(v) Pursuant to the terms of the Purchase and Sale Commitment Agreement, PURCHASER shall at any time be entitled to acquire or designate a third party to acquire, for the price already paid according to Section 3.1(iii) all Newco2´s Quotas and SELLER shall sell all Newco2´s Quotas to PURCHASER or its designee; and

(vi) Upon the sale and transfer of Newco2 Quotas to PURCHASER or its designee, PURCHASER shall release to SELLER the Border Holdback with all interest accrued from the investments made pursuant to SELLER’s instructions;

15.	ANTITRUST FILING

15.1. The PURCHASER agrees to make appropriate filings pursuant to applicable antitrust Laws to obtain CADE’s approval of the Transaction contemplated by this Agreement within 15 (fifteen) Business Days following the execution of this Agreement. PURCHASER and SELLER agree to respond, as promptly as practicable, to any inquiries received from the notified authorities and to supply any additional information and documentary material that may be requested by such notified authorities.

15.2. SELLER shall cooperate in obtaining any information required for the CADE filing and to supply any information requested by any of the antitrust authorities.

15.3. PURCHASER agrees to bear all risks arising from the CADE’s decision in relation to the Transaction contemplated in this Agreement. In case CADE does not approve the Transaction, PURCHASER shall be entitled to (i) dispute the decision in good faith through appropriate administrative or legal proceedings, bearing all the costs arising therefrom, or (ii) divesting all of the Quotas; and the PURCHASER shall hold SELLER harmless and indemnified from any and all damages, claims and/or losses arising out of any such decision taken by the PURCHASER hereunder. In case CADE requires the divestiture of all or any portion of the Business Assets, PURCHASER shall be restricted from selling the Business Assets or any portion thereof to a Competitor of SELLER without having first offered the Business Assets to SELLER under the same terms and conditions of a third party bona fide offer.

15.4. Notwithstanding the above, PURCHASER agrees that neither SELLER or any Affiliate of the SELLER shall be required to buy back the Quotas, unwind the Transaction, return the entirety or a portion of the Purchase Price, suffer any other impact resulting from the CADE’s decision or otherwise be adversely affected by any decision taken by the PURCHASER hereunder.1

15.5. PURCHASER shall bear all costs in connection with the CADE filing.

16.	NOTICES

16.1. All notices, requests, claims, demands and/or other communications required or permitted to be made in accordance with this Agreement shall be in writing and shall be given or made by delivery in person, by a nationally recognized overnight courier service, by facsimile, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties hereto at the following addresses:

If to PURCHASER, to:

Protisa do Brasil Ltda.

Agustinas 1343, piso 3, Santiago, Chile

Facsimile: 562 6720557

Attn.: Mr. Sergio Colvin T.

e-mail: scolvin@celulosa.cmpc.cl

with copy, which shall not constitute a notice, to:

Pinheiro Neto Advogados

Rua Hungria 1.100, São Paulo, SP, Brazil

Facsimile: +55 11 3247 8600

Attn.: Mr. Alexandre Bertoldi

e-mail: abertoldi@pn.com.br

If to SELLER, to:

ARACRUZ CELULOSE S.A.

Av. Brigadeiro Faria Lima, 2277 - 4° andar

São Paulo, SP 01452-000

Facsimile: (55-11) 3301-4202

Attn.: Mr. Carlos Augusto Lira Aguiar

e-mail: carlos.aguiar@fibria.com.br

with copy, which shall not constitute a notice, to:

Demarest e Almeida Advogados

Av. Pedroso de Moraes, 1.201, São Paulo, SP, Brazil

Facsimile: +55 11 3356-1700

Attn.: Mr. Paulo Frank Coelho da Rocha

e-mail: procha@demarest.com.br

or to such other address furnished in writing by such Party.

16.2. All such notices, requests, claims, demands and/or other communications will be deemed to have been duly delivered: (i) at the time it is delivered by hand, if delivered in person; (ii) on the subsequent day it is delivered, if sent by a nationally recognized overnight courier service; and (iii) at the time it is received, if faxed or sent by registered or certified mail and/or e-mail.

17.	APPLICABLE LAW

The interpretation, construction and enforcement of this Agreement, and all matters relating hereto, shall be governed by the Laws of the Federative Republic of Brazil.

18.	ARBITRATION

18.1. The Parties shall try to settle any disputes, controversies and claims arising out of and/or in connection with this Agreement (a “Dispute”), in an amicable way, by means of direct negotiations held in good faith. In addition, any of the Parties may elect to have such discussions mediated for a period of up to sixty (60) days by a mediator appointed by the President of the Arbitration and Mediation Center of the International Court of Arbitration (the “ICC”), whose costs and expenses shall be equally divided by the Parties.

18.2. If, however, a mutually satisfactory solution to the Dispute is not amicably reached by means of direct negotiation or mediation, then such Party may notify the other Party of its intent to submit the Dispute to arbitration (the “Dispute Notice”).

18.2.1. Concurrently with the Dispute Notice, the interested Party shall also notify the ICC of its intent to submit the Dispute to arbitration, declaring forthwith upon, the nature of the Dispute, the estimated amount involved and the name and relevant data of the other Party, and attach a copy of this Agreement.

18.2.2. The arbitration shall take place in the city of New York, New York, USA, where the arbitration award shall be rendered, on a confidential basis and be in the English language, in accordance with the arbitration rules of the ICC, which provisions are deemed to be part of this Agreement.

18.2.3. The arbitration panel shall be composed of three (3) arbitrators to be appointed in accordance with the arbitration rules of the ICC. The arbitrators shall be of any of the following nationalities: British, German or Swiss.

18.2.4. The arbitration award shall be final and binding on the Parties. To the fullest extent permitted by applicable Law, the Parties waive their right to seek any remedies against the arbitration award and any defenses against its enforcement. The decision of the arbitration panel may be enforced in any jurisdiction.

18.3. Without prejudice to the arbitration, the Parties shall not be barred from resorting to the Brazilian courts to seek injunctive relief whether preventive, provisory or permanent, but shall not request such courts to take action on the merits of the Dispute other than as strictly necessary to grant injunctive relief or similar legal remedy. The provisions of this Section 18 shall not limit the rights of the Parties under Sections 32 and 33 of Law No. 9,307 of September 23, 1996.

18.3.1. For the sole purpose of Section 18.3 above, the courts of the city of São Paulo, State of São Paulo, Brazil, are hereby elected by the Parties, with the exclusion of any other, no matter how privileged it may be, except for the arbitration panel authority to issue injunctive relief.

18.4. The Parties shall equally share the responsibility for making the deposits and advances, if any, required by the ICC in connection with the arbitration procedure, but all other fees, charges, compensation and expenses (including attorneys’ fees) incurred in connection therewith shall be borne by the Parties in the proportion of the difference between the amount claimed by the relevant Party under the Dispute and the actual amount established in the arbitration award. When the granted award does not represent an amount or value to be paid by one Party to the other, such as an obligation to (or not to) carry out an act all other fees, charges, compensation and expenses (including attorneys’ fees) incurred in connection therewith shall be borne by the defeated party in the arbitration process.

19.	MISCELLANEOUS

19.1. Binding Effect; Third Party Beneficiaries. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors. No provision of this Agreement is intended to confer upon any Person other than the Parties hereto any rights or remedies hereunder.

19.2. Assignability. No Party hereto may assign any of its rights or obligations under this Agreement unless the other Party hereto shall have consented in writing thereto in its sole and absolute discretion.

19.3. Waiver. No delay or omission in the exercise of any power, remedy or right herein provided or otherwise available to any Party hereto will impair or affect the right of such Party thereafter to exercise the same. Any extension of time or other indulgence granted to any Party hereunder will not otherwise alter or affect any power, remedy or right of any other Party hereto, or the obligations of the Party to whom such extension or indulgence is granted. This Agreement may not be amended without the express written consent of all of the Parties hereto or their respective successors.

19.4. Severability. Should any of the provisions of this Agreement for any reason be held to be invalid, illegal or unenforceable in any respect in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement which shall remain in full force and effect, but this Agreement shall be construed in any such jurisdiction as if such invalid or illegal or unenforceable provision thereof had been reformed so that it would be valid, legal and enforceable to the maximum extent permitted in such jurisdiction.

19.5. Headings. The headings of the Sections of this Agreement are included for convenience purposes and will not in any way affect the meaning or the interpretation of this Agreement.

19.6. Further Assurances. Each of the Parties hereto shall use its best efforts, without further consideration, to take or cause to be taken all actions to do or cause to be done all things necessary, proper or advisable to consummate and make effective the Transaction contemplated by this Agreement and to assist and cooperate with the other Party hereto.

19.7. Expenses. Except as otherwise specified in this Agreement, all costs and expenses incurred in connection with this Agreement and the Transaction contemplated hereby shall be paid by the party incurring such costs and expenses.

19.8. Entire Agreement. This Agreement (including the exhibits and schedules attached hereto) constitutes the entire understanding of the Parties.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed by their respective authorized officers, as of the day and year below, in the presence of the two witnesses named below.

São Paulo, October 7, 2009.

PROTISA DO BRASIL LTDA.

By
Name:
Title:

EMPRESAS CMPC S.A.

By
Name:
Title:

ARACRUZ CELULOSE S.A.

By
Name:
Title:

ARACRUZ RIOGRANDENSE LTDA.

By
Name:
Title:

MUCURI AGROFLORESTAL S.A.

By
Name:
Title:

Witnesses:

1.		2.
	Name:		Name:
	CPF:		CPF: